Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AEXLAB, Inc.
4300 Biscayne Blvd, Suite 203
Miami, FL 33137
https://aexlab.com/

Up to $4,940,243.00 in Class A Common Stock at $36.52
Minimum Target Amount: $9,969.96

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: AEXLAB, Inc.
Address: 4300 Biscayne Blvd, Suite 203, Miami, FL 33137
State of Incorporation: DE
Date Incorporated: January 15, 2021

Terms:

Equity

Offering Minimum: $9,969.96 | 273 shares of Class A Common Stock
Offering Maximum: $4,940,243.00 | 135,275 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $36.52
Minimum Investment Amount (per investor): $292.16

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Testing the Waters Reservations Page Bonus

Reservation Holders in AEXLAB are eligible for 5% additional bonus shares

Loyalty Bonus

As you are a Previous Investors & Pre-Identified Potential Investors in AEXLAB, you are eligible for 5% additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $438+ in the first 2 weeks of the offering and receive 2% bonus shares.

Early Bird 2

Invest $500+ in the first 2 weeks of the offering and receive 4% bonus shares.

Early Bird 3

Invest $1,000+ in the first 2 weeks of the offering and receive 6% bonus shares.

Early Bird 4

Invest $2,500+ in the first 2 weeks of the offering and receive 8% bonus shares.

Early Bird 5

Invest $5,000+ in the first 2 weeks of the offering and receive 10% bonus shares.

Early Bird 6

Invest $10,000+ in the first 2 weeks of the offering and receive 12% bonus shares.

Amount-Based Perks

Tier 1 Perk

Invest $438+ and receive an Investor Discord Role, Early Access to Testing Builds, In-Game Investor Certification, and In-Game Helm Cosmetic.

Tier 2 Perk

Invest $500+ and receive an Investor Discord Role, Early Access to Testing Builds, 2 Game Keys, In-Game Investor Certification, and In-Game Helm Cosmetic + In-Game Glove and Body design + 2% Bonus Shares.

Tier 3 Perk

Invest $1,000+ and receive an Investor Discord Role, Early Access to Testing Builds, 2 Game Keys, Chance to Participate in

Next Game Trailer and In-Game Investor Certification, and In-Game Helm Cosmetic + In-Game Glove and Body design + In-Game Primary and Secondary Cosmetic + 4% Bonus Shares.

Tier 4 Perk

Invest $2,500+ and receive an Investor Discord Role, Early Access to Testing Builds, 2 Game Keys, Merch Box*, Chance to Participate in the Next Game Trailer and In-Game Investor Certification + In-Game Helm Cosmetic + In-Game Glove and Body design + In-Game Primary and Secondary Cosmetic + In-Game Knife Cosmetic and 6% Bonus Shares.

Tier 5 Perk

Invest $5,000+ and receive an Investor Discord Role, Early Access to Testing Builds, 2 Game Keys, Merch Box*, Chance to Participate in the Next Game Trailer and Collaborate on In-Game Easter Egg in the Game + In-Game Investor Certification + In-Game Helm Cosmetic + In-Game Glove and Body design + In-Game Primary and Secondary Cosmetic + In-Game Knife Cosmetic and 8% Bonus Shares.

Tier 6 Perk

Invest $10,000+ and receive an Investor Discord Role, Early Access to Testing Builds, 2 Game Keys, Merch Box*, Chance to Participate in the Next Game Trailer and Collaborate on In-Game Easter Egg in the Game + In-Game Investor Certification + In-Game Helm Cosmetic + In-Game Glove and Body design + In-Game Primary and Secondary Cosmetic + In-Game Knife Cosmetic + Collaborate with us on Custom In-Game Cosmetic + Invitation to AEXLAB office for lunch with CEO and 10% Bonus Shares.

*Merch Box is eligible in the USA Only

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

AEXLAB, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $36.52/ share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $3,652. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus and the Testing the Waters Reservations Page Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

AEXLAB, Inc. ("AEXLAB", "we", "us", "our", or the "Company") is a virtual reality studio developing meaningful technologies and next-generation games.

Our principal product, "VAIL VR", is an online, multiplayer, VR shooter franchise.

AEXLAB's business plan is to continue developing VAIL VR as a live service game which evolves through game updates. New updates will add value to the core game engine, the IP, and the game through additional features, game maps, game modes, and social area improvements including functionality and mini games. Revenue will primarily be generated through subscriptions, as well as through in-game sales such as cosmetics and add-ons.

AEXLAB, Inc. was incorporated under the laws of the State of Delaware on January 15, 2021. We began informal operations

in 2015, when the founders of the Company first began working on the concept for VAIL VR. In 2018, we formed an LLC, which was then succeeded by the recently formed AEXLAB, Inc. Delaware corporation.

Our Principal Product - VAIL VR

AEXLAB's principal product is VAIL VR - an online, multiplayer, virtual reality (VR) tactical shooter set in a dismal near-future world. As of the date of this Form C Offering Memorandum (this "Offering Memorandum"), we have launched VAIL VR 1.5 on Meta Quest and Steam. VAIL VR is fully functional and live as version 1.0 but still under development as a live game as a service. The game will continue to be developed with new content, features, and quality of play improvements.

Distribution

VAIL VR, is available on Meta Quest and Steam for download.

Competitors and Industry

Industry Overview

AEXLAB is in the video game development industry and specializes in virtual reality video games and technology.

The global virtual reality (VR) gaming market size was USD 17.96 billion in 2023.* The market is projected to grow from USD 22.63 billion in 2024 to USD 189.17 billion by 2032 at a CAGR of 30.4% over the forecast period.

*Source: https://www.fortunebusinessinsights.com/industry-reports/virtual-reality-gaming-market-100271

Major Trends in the Virtual Reality Market:

The global virtual reality (VR) gaming market is experiencing significant growth, driven by factors such as increasing adoption of advanced VR gaming technologies and rising demand for immersive gaming experiences. A key trend is the rising popularity of standalone VR headsets, which offer greater accessibility and affordability compared to PC-tethered systems. This aligns with AEXLAB's strategy of developing games for platforms like Meta Quest, tapping into a rapidly expanding user base.

Further fueling this expansion within the gaming market — and reflecting a broader trend of VR adoption across various sectors — are continuous technological advancements in areas such as display resolution, motion tracking, and haptic feedback, all contributing to a more immersive and engaging user experience. These advancements, coupled with the development of innovative content, are essential for attracting and retaining players in the evolving VR gaming market. AEXLAB recognizes these trends and focuses its efforts on delivering high-quality, engaging VR games.

List of Top Companies in Virtual Reality Market:

- Oculus (Meta Platforms, Inc.) (U.S.)
- Apple (Apple, Inc.) (U.S.)
- Google LLC (Alphabet Inc.) (U.S.)
- Microsoft Corporation (U.S.)
- Sony Interactive Entertainment LLC (Japan)
- HTC Corporation (Taiwan)
- Samsung Electronics Co., Ltd. (South Korea)
- Unity Software Inc. (U.S.)
- Qualcomm Incorporated (U.S.)
- Nvidia Corporation (U.S.)
- HaptX Inc. (U.S.)

Our strategy for addressing the growing VR market is to build a first-in-class VR native game franchise that will lead the industry and set the standard for customer expectations.

Competition

The video game industry is intensely competitive on a global scale, with players ranging from small independent studios to large multinational corporations with significant resources. AEXLAB's flagship VR game, VAIL VR, directly competes with established franchises in the first-person shooter genre, including those developed by companies like Valve Corporation (Counter-Strike), Activision/Blizzard (Call of Duty), and Ubisoft (Rainbow Six Siege).

However, AEXLAB operates at the forefront of a rapidly emerging market: virtual reality gaming. This sector is attracting significant investment from industry giants such as Meta, Microsoft, and Apple, signaling a powerful belief in VR's future potential. AEXLAB benefits from a significant first-mover advantage in this evolving landscape, having already launched VAIL VR and established a presence in the market.

We believe this early entry, combined with a highly skilled team, positions AEXLAB to capitalize on the opportunities within VR gaming. Our founders and programmers have been involved in the VR industry since its early stages, recognizing that specialized talent is essential for success in this technically demanding and rapidly evolving field. This team combines a passion for pushing the boundaries of VR with a deep understanding of its technical demands, driving them to create innovative and immersive gaming experiences that set AEXLAB apart.

Current Stage and Roadmap

Current Stage

AEXLAB's flagship game, VAIL VR, is currently live and available on both the Meta Quest and Steam platforms. VAIL VR has already achieved significant milestones, including launching the 1.0 version, releasing The Citadel 1.2 update, releasing The Training Grounds 1.5 update, earning a People's Voice Webby Award for Best VR Game, earning a VRDB Best Social/Interactive game in 2024, and garnering over 1,000,000 lifetime unique users. The successful completion of an Esports season with VRML further demonstrates the game's growing popularity and potential within the VR gaming market. AEXLAB is actively developing new content and features to further enhance the player experience and expand the game's reach.

Future Roadmap

The next phase of development will include adding major game modes such as extraction, battle royal, campaign, and more. All of which will add to the VAIL VR franchise.

The Team

Officers and Directors

Name: Jonathan Ovadia

Jonathan Ovadia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, Chief Executive Officer, and Principal Accounting Officer
  Dates of Service: January, 2021 - Present
  Responsibilities: Business, finance, partnerships, community, marketing, public relations, capital raising, etc.

Name: Albert Ovadia

Albert Ovadia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder and CTO
  Dates of Service: January, 2021 - Present
  Responsibilities: Developing the Company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Evaluating and implementing new systems and infrastructure.

Name: Jeffrey Scott Ransdell

Jeffrey Scott Ransdell's current primary role is with Fuel Venture Capital. Jeffrey Scott Ransdell currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: February, 2022 - Present
  Responsibilities: Member of the Board of Directors. Jeffrey does not receive salary or equity compensation for this role.

Other business experience in the past three years:

- Employer: Fuel Venture Capital
  Title: Founding Partner and Managing Director
  Dates of Service: October, 2016 - Present
  Responsibilities: Founding Partner and Managing Director of Fuel Venture Capital Partners who manages four funds 34 global startups.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The Company determined the per-share price from an internal valuation analysis that includes a comparison of companies in the same industry and the price of the last capital raise of the Company. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two classes of common stock (collectively, the "Common Stock") immediately before the commencement of this Offering. Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Shares at the offering price (or at any other price), and you risk overpaying for your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the gaming industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made assuming that the Company reaches the Target Amount of $10,000 in proceeds from this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Even if interest rates are lowered, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
While AEXLAB's flagship VR game, VAIL VR, is fully functional and currently available in its version 1.5 release on the Meta Quest Store and Steam, it remains under continuous development as a live service game, which presents inherent risks. Unforeseen technical challenges, resource constraints, or shifts in market demand could necessitate adjustments to our development roadmap and timeline for future updates. These adjustments might include delaying planned updates, prioritizing certain features over others, or releasing updates with fewer features or refinements than initially planned. Any such delays or modifications to our development plan could negatively impact our operating performance, financial results, and market reception.

Minority Holder; Securities with No Voting Rights
The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
Even if we sell all the Class A Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that Deal Maker instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are competing against other recreational activities
Although we are a unique company that caters to a select market (VR Gaming), we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The shares of Class A Common Stock being sold in this Offering are non-voting.
Investors will be holders of Class A Common Stock. These shares are non-voting. Therefore, investors in this Offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to

our company's governance documents, approving a stock option plan, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management.
Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management and may divert attention from management of the Company.

We have established Preferred Stock which can be designated by the Company's Board of Directors without shareholder approval.
The Company has authorized unlimited shares of preferred stock authorized. The shares of preferred stock of the Company may be issued from time to time in one or more series, each of which shall have a distinctive designation or title as shall be determined by the board of directors of the Company prior to the issuance of any shares thereof. The preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the board of directors. Because the board of directors is able to designate the powers and preferences of the preferred stock without the vote of a majority of the Company's shareholders, shareholders of the Company will have no control over what designations and preferences the Company's preferred stock will have. The issuance of shares of preferred stock or the rights associated therewith could cause substantial dilution to our existing shareholders. Additionally, the dilutive effect of any preferred stock which we may issue may be exacerbated given the fact that such preferred stock may have voting rights and/or other rights or preferences which could provide the preferred shareholders with substantial voting control over us and/or give those holders the power to prevent or cause a change in control, even if that change in control might benefit our shareholders. As a result, the issuance of shares of preferred stock may cause the value of our securities to decrease.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.
As a Regulation CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report. We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

The transferability of the Securities you are buying is limited.
Any shares of Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.
The Company's agreements and arrangements with its management have been established by the Board of Directors and may not be on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The liability of the management is limited.
As a result of certain exculpation and indemnification provisions in the Certificate of Incorporation and Bylaws, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for

such indemnification would deplete the assets of the Company by the amount paid.

Insufficient Funds.
Even if we sell all the Class A Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our success is dependent on our management's ability to manage all aspects of our business effectively. Because we are relying on our small management team, we lack certain business development resources that may hurt our ability to grow our business. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. We do not maintain a key person life insurance policy on any of the members of our management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers. Additionally, our management team is young, and therefore has limited experience compared to other video game companies that have seasoned management teams with years of experience running video game companies. This could present challenges that other Companies do not face, which may harm the value of your investment.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including technology, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses, which could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.
We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to develop our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. Identifying and mitigating cyber risks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction, or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary, and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised. If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and as described above, we may lose revenue. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events. Our systems and the systems of third parties with whom we engage have the potential to be continually attacked.

The Company's business and reputation are impacted by information technology system failures and network disruptions.
The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's or its vendors' business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online services, interfering with customer

transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

We have a limited operating history upon which you can evaluate our performance, and have not yet met our revenue or profit targets. Accordingly, our prospects must be considered in light of the risks that any new company encounters.
As a newly established company, incorporated in Delaware on January 15, 2021, AEXLAB has not yet achieved profitability and faces inherent challenges in developing a viable business, particularly in the competitive VR gaming industry. The success of our flagship game, VAIL VR, is crucial to our future revenue generation and profitability, but its performance is subject to the risks and uncertainties inherent in the market. Investors should be aware that we anticipate increased operating expenses as we grow and that there is no guarantee of near-term profitability.

We anticipate initially sustaining operating losses.
We anticipate that we will initially sustain operating losses. Our ability to become profitable depends on the Company's continued development of its flagship game, VAIL VR. We cannot assure you that we will be successful in fully developing all of the planned features and functionality of the game, or that, once fully developed, it will generate the revenues we are targeting. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, or other unforeseen difficulties. We cannot assure you that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

Our Company does not currently hold any patents or copyrights on its products, services or technology.
As of the date of this Offering Memorandum, the Company has not applied for any patents, copyrights, or other intellectual property rights, except for trademarks, with respect to its products and technology. Even if we were to secure such intellectual property protection we may not be able to enforce such claims or if we do enforcement may be a significant cost. Further, there is no guarantee that the Company will ever be issued patents, trademarks, copyrights, or other intellectual property on its products or technology, if and when it applies for such protections. If we are unable to secure protection for our intellectual property, other companies with greater resources may copy our technology and/or products, or improve upon them, putting us at a disadvantage to our competitors.

If we cannot keep pace with rapid technological developments, our business could suffer.
In the world of gaming and entertainment, technology failure is a critical and inevitable challenge that companies often face. Despite meticulous planning, product testing, and cutting-edge innovations, these failures can occur due to various reasons, such as software glitches, hardware malfunctions, or even unexpected environmental factors. When a technology failure strikes, it not only halts the progress of ongoing projects but also poses significant financial and reputational risks. These failures can lead to delayed product launches, dissatisfied customers, and strained relationships with stakeholders. Moreover, failure to address technological shortcomings promptly can result in a loss of competitive advantage, as competitors are quick to capitalize on any weaknesses. Therefore, the ability of our Company to swiftly identify, rectify, and learn from these failures is crucial. It necessitates a culture of constant innovation, rigorous testing, and adaptability to emerging challenges, ensuring that failures become stepping stones for future advancements rather than insurmountable obstacles. If the Company fails to respond timely to any disruptions, or if the Company faces too many failures in the technology used for its products, it could severely harm the Company brand and the Company's ability to source customers and market and sell our products. If we are not able to maintain and enhance our brand, our ability to expand our base of users, marketers, and developers may be impaired. and our business and financial results may be harmed. We believe that our brand has and will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products that users do not like, which may negatively affect our brand and products. Additionally, the actions of developers or advertisers may negatively affect our customers. We will also continue to experience media, legislative, or regulatory scrutiny of our actions or decisions regarding product development, data use, encryption, product design, advertising, competition, and other issues, including actions or decisions in connection with elections, pandemics, or geopolitical events, which may in the future adversely affect our reputation and brand. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

As we face intense competition in the video game industry, we will have to compete with our competitors for financing and for qualified managerial and technical employees.
The video game industry is intensely competitive in all of its phases. Competition includes large established video game development companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may be unable to acquire additional attractive video game properties or financing on terms we consider acceptable. We also compete with other video game companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees, our exploration programs may be slowed down or suspended.

The markets for our products may develop more slowly than we expect or may be negatively impacted by market conditions.
The markets for our products are large. However, our success will depend on continued growth of these markets. In

particular, we do not know how successful the adoption of our products will be. In part, this may depend on how well we compete with our competitors who enter this space who may have more resources and time in the industry than we do. We will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed. Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

Our Independent Accountant's Review Report on our Financial Statements includes a "going concern" opinion.
The Company is not profitable and has a limited amount of working capital. We will incur significant additional costs before targeted revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from this Offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

Our products are subject to the threat of piracy and unauthorized copying, and inadequate intellectual property laws and other protections could prevent us from enforcing or defending our proprietary technologies.
We regard our software as proprietary and, while we have not yet sought registration to formally protect our intellectual property, we expect we will rely on a variety of methods, including a combination of copyright, patent, trademark and trade secret laws and employee and third-party nondisclosure agreements, to protect our proprietary rights. The process of registering and protecting these rights in various jurisdictions will be expensive and time-consuming. Further, unauthorized copying is common in the video game industry, and if unauthorized copying of our software products were to occur, it could negatively impact our business. Policing unauthorized sale, distribution and use of our products is difficult, expensive, and time-consuming, and software piracy (including online piracy) is a persistent problem in the video game industry. Further, the laws of some countries in which our products may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries. In addition, though we take steps to make the unauthorized sale, distribution and use of our products more difficult and to otherwise enforce and police our rights, as do the manufacturers of consoles and the operators of other platforms on which many of our games are played, our efforts and the efforts of the console manufacturers and platform operators may not be successful in controlling the piracy of our products in all instances. We also cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with emerging technologies. All of these factors could negatively impact our business.

Reliance on Single Product in a Competitive Market.
AEXLAB's success is primarily dependent on the performance of its flagship VR game, VAIL VR, which launched on the Meta Quest store in February 2024. Although AEXLAB is actively developing updates to VAIL VR, future products and exploring additional revenue streams, its near-term performance hinges on growing VAIL VR's user base and generating sufficient revenue to achieve profitability. While the game is currently generating revenue, the intensely competitive video game industry, dominated by large corporations with significantly greater resources, requires continuous innovation. Failure to expand VAIL VR's market share, develop compelling new products, or adapt to the evolving VR landscape could negatively impact AEXLAB's financial performance and potentially result in the loss of your entire investment.

We will need to achieve commercial acceptance of our products to continue to generate revenues and sustain profitability.
We may not be able to successfully commercialize future products, and even if we do, we may not be able to do so on a timely basis. Superior competitive technologies may be introduced, or customer needs may change, which will diminish or extinguish the commercial uses for our products. We cannot predict when significant commercial market acceptance for our products will develop, if at all, and we cannot reliably estimate the projected size of any such potential market. If the markets fail to accept our products, then we may not be able to generate revenues from the commercial application of our technologies. Our revenue growth and profitability will depend substantially on our ability to manufacture and deploy additional products required by each of our potential customers.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.
The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.
Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to: • whether the Company can obtain sufficient capital to sustain and grow its business; • our ability to manage the Company's growth; • whether the Company can manage relationships with key vendors and advertisers; • demand for the Company's products and services; • the timing and costs of new and existing marketing and promotional efforts and/or competition; • the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel; • the overall strength and stability of domestic and international economies; and • consumer spending habits. Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.
The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.
Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.
Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

Our employees may engage in misconduct or improper activities.
The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Because we are a "start-up", we face a material risk of business failure.
We were formed in January 2021. We are therefore an "early stage" business. Our efforts to date have consisted mostly of formulating our business plan (a process which is still ongoing), developing and launching our flagship product, VAIL VR, and commencing initial business operations. We have generated relatively limited revenue and incurred net losses. As such, we face a material risk of business failure. The likelihood of our ability to meet our business goals must be considered in light of the significant expenses, complications and delays frequently encountered in connection with the establishment and expansion of new businesses and the nascent, rapidly evolving and highly competitive environment in which we operate. There is a material risk that future revenue from sales of our game, in-game digital item, and or our other planned business activities may not occur or may not be significant enough for us to generate positive cash flows or profit at all.

Future revenue, positive cash flows or profits, if any, will depend on many factors, including initial (and continued) market acceptance of our product offerings and the successful implementation of our business strategies. Moreover, if we are unable to develop and implement other business strategies that generate revenue, our ability to achieve near and long-term growth would be significantly impaired, and our business might fail. There can be no assurance that our future results of operations will generate positive cash flows or be profitable or that our strategies, even if implemented, will increase the value of the Company.

Risks Related to Esports and Competitive Gaming
Our business strategy relies heavily on the success of VAIL VR within the competitive gaming and esports market, which presents inherent risks and challenges. The success of our esports initiatives depends on third-party tournament organizers, streaming platforms, and esports leagues, over which we have limited control. Their decisions, financial stability, and reputation could significantly impact the frequency, visibility, and prize pools of VAIL VR tournaments. Competitive gaming is susceptible to cheating, gameplay exploits, and player misconduct, which could damage the integrity and reputation of VAIL VR esports, requiring us to invest in potentially costly and evolving anti-cheat measures, game security, and community management. Furthermore, the esports market is rapidly evolving, and there is no guarantee that VAIL VR will maintain its long-term appeal within this dynamic landscape. Shifts in player preferences, viewership trends, and sponsorship opportunities could negatively impact our revenue potential and ability to achieve our growth targets. Finally, the success of VAIL VR as an esport depends on attracting and retaining a highly skilled and engaged player base. If we cannot foster a thriving competitive community, the appeal and viewership of VAIL VR esports could diminish. These risks could significantly impact our ability to generate revenue, attract investment, and achieve our long-term goals for VAIL VR.

Our inability to develop and introduce new game modes and game features in a timely and cost-effective manner may damage our business.
Our revenues and potential for profitability depend on our ability to bring further revenue generating games, features, and functionality to market to meet customer demands and before consumers begin to lose interest in VAIL VR. There is a risk that we will be unable to develop new game modes and features in a timely manner or on a cost-effective basis to meet constantly changing consumer demands.

If we do not innovate and provide new game modes, features, and in-game digital items that are attractive to consumers, our business could be harmed.
Our business model depends on our continued innovation to provide new game modes, features, and in-game digital items that are attractive to potential consumers. As a result, we must invest significant resources in research and development to first create, then improve the attractiveness and comprehensiveness of our offerings and effectively incorporate new technologies into them. If we are unable to provide products that people want to use, then such users may become dissatisfied and instead purchase and use products of our competitors. If we are unable to continue offering innovative and/or entertaining products, we may be unable to attract users, which could harm our business, results of operations, and financial condition.

We may not be able to design and develop products that will be popular with consumers, and we may not be able to maintain the popularity of our products.
The interests of consumers evolve extremely quickly and can change dramatically from time to time. For our business to be viable and grow, we must correctly anticipate the game modes, features, and in-game items that will appeal to consumers and compete successfully for consumers' limited time, attention and spending. Evolving consumer tastes and shifting interests, coupled with an ever-changing and expanding pipeline of content that competes for consumers' interest and acceptance, creates an environment in which some products and content can fail to achieve consumer acceptance, while others may be popular for a certain period of time only to then be rapidly replaced. As a result, VR games may have short life cycles. In addition, given the growing market for digital products and the increasingly digital nature of the entertainment industry, there is also a risk that consumer demand for particular VR games and game modes may decrease over time. If we devote time and resources to developing and marketing new game modes, features, and in-game items that consumers do not find appealing enough to buy, our sales may decline, and our business performance may be damaged. Similarly, if our products fail to correctly anticipate consumer interests, our revenues and results of operations will be adversely affected. Consumer demand for VR games can and does shift rapidly and without advanced notice. As a result, even if our products are initially successful, there can be no guarantee that we will be able to maintain their popularity with consumers. Accordingly, our success will depend, in part, on our ability to continually design and introduce new game modes, features, and in-game items that consumers find appealing. To the extent we are unable to do so, our revenues and results of operations will be adversely affected.

Our business will suffer if we are unable to develop popular games, successfully monetize games, or successfully forecast product launches and/or monetization.
Our business depends in part on developing and publishing products where live online players compete, and that such consumers will download and spend time playing and purchasing in-game items. We expect to devote substantial resources to development, analytics and marketing of our games, however we cannot guarantee that we will develop games that appeal to players. The success of our games depends, in part, on unpredictable and volatile factors beyond our control including consumer preferences, competing games, new digital entertainment platforms and the availability of other entertainment-based experiences. If our games are not launched on time or do not meet consumer expectations, or if they are not brought to market in a timely and effective manner, our ability to grow revenue and our financial performance will

be negatively affected. In addition to the market factors noted above, our ability to successfully develop games and our ability to achieve commercial success will depend on our ability to: • effectively market games to existing gamers and new gamers without excess costs; • effectively monetize the games; • adapt to changing player preferences; • expand and enhance the games after their initial releases; • attract, retain and motivate talented game designers, product managers and engineers who have experience developing games; • minimize launch delays and cost overruns on the development of our games; • maintain quality game experience; • compete successfully against a large and growing number of existing market participants; • minimize and quickly resolve bugs or outages; and • if applicable, acquire and successfully integrate high quality digital design technologies, assets, personnel or companies. These and other uncertainties make it difficult to know whether we will succeed in developing popular games and launch these games in accordance with our financial plan. If we are unable to do so, our business, results of operations and valuation could suffer.

Changes in consumer tastes and preferences for our Gaming Products could reduce demand for our offerings and adversely affect our results of operations.
Our business depends on our ability to consistently provide, maintain and innovate products that meet changing consumer preferences. Our business also depends in part on the continued and increasing popularity of VR Games and on our ability to accurately predict and adapt to tastes and preferences of gaming and entertainment consumers. If our products do not achieve sufficient consumer acceptance or if consumer preferences change or consumers are drawn to other products, our business, financial condition, or results of operations could be materially adversely affected.

Our business model depends on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and proprietary rights of other parties.
Our business model and results of operations depend at least in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and other proprietary rights of others. However, we cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. Many companies have employed intellectual property litigation to gain a competitive advantage, and to the extent we gain greater visibility and market exposure, we may also face a greater risk of being the subject of such litigation. For these and other reasons, third parties may allege that our products, or other activities, infringe, misappropriate or otherwise violate their trademark, copyright or other proprietary rights. Defending against allegations and litigation could be expensive, take significant time, divert management's attention from other business concerns, and delay getting our products to market. In addition, if we are found to be infringing, misappropriating or otherwise violating third-party trademark, copyright or other proprietary rights, we may need to obtain a license, which may not be available on commercially reasonable terms or at all, or may need to redesign or rebrand our products, which may not be possible. We may also be required to pay substantial damages or be subject to a court order prohibiting us and our customers from selling certain products or engaging in certain activities. Any claims of violating others' intellectual property, even those without merit, could therefore have a material adverse effect on our business, financial condition and results of operations.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.
We rely to a large extent on our online presence to reach consumers and use third-party social media platforms as marketing tools. For example, we maintain Facebook, Instagram, Discord, YouTube, and TikTok accounts. As e-commerce and social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, and class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

Litigation or legal proceedings could expose us to liabilities.
We are currently a defendant in two lawsuits, each brought by former employees. The first lawsuit involves a claim for breach of contract. The second lawsuit includes claims for discrimination and fraudulent misrepresentation. While we are optimistic about our defenses and believe we will prevail in both cases, litigation is inherently uncertain. An unfavorable outcome in either lawsuit could result in significant costs, including damages, legal fees, and reputational harm, which could have a material adverse effect on our financial condition and operations. Beyond these current lawsuits, we may in the future become party to other litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including, without limitation, copyright infringement, alleged violations of federal and state labor and employment laws, securities laws, cryptocurrency and digital asset laws, and other matters. These proceedings may be time-consuming, expensive, and disruptive to normal business operations. The defense of such lawsuits could result in significant expenses and divert our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs, which could have a material adverse effect on our financial condition, results of operations, liquidity, and cash flows.

Our results of operations are highly susceptible to unfavorable economic conditions.
Since our business is subject to consumer spending trends, we are exposed to risks associated with weak or uncertain U.S. or international economic conditions and disruptions in the financial markets. At present, the global economy continues to be challenging. Economic downturns, higher interest rates and inflation or other uncertainty about the strength of the global

economy, or economic conditions in the U.S. or the entertainment industry, and caution on the part of customers, can influence the demand for our products. In addition, market conditions can be and have been adversely affected by natural and human disruptions, such as natural disasters, public health crises, severe weather events, military conflict or civil unrest. Consumers of our product offerings could respond to weak economic and financial conditions by reducing their spending, which includes discretionary components (such as spending on VR games and products) that are easier to reduce in the short term than other expenses. Furthermore, unexpected revenue shortfalls due to external economic forces or otherwise can result in misalignments of costs and revenues, resulting in a negative impact to our operating results. If our business is significantly adversely affected by unfavorable economic conditions or other market disruptions that adversely affect consumer spending, the negative impact on our revenue could pose a challenge to our operating income and generation of cash from operations.

Our products do not currently but may, in the future, incorporate non-fungible tokens or other digital assets ("Digital Assets") and may utilize blockchain technology, which may subject our business to particular risks, including those described below. Digital assets were only introduced within the past decade and have recently been faced with significant negative scrutiny. The ability to establish and scale our business may be impacted by a number of factors relating to the development and use of Digital Assets and blockchain technology.
Digital Assets were only introduced within the past decade, and the medium-to-long term value of such assets is subject to a number of factors relating to the capabilities and development of blockchain technologies, such as the nascency of their development, their dependence on the Internet and other technologies, their dependence on the role played by developers and customers and the potential for malicious activity. Moreover, the Digital Asset and blockchain industries have been faced with significant negative scrutiny, which has been an obstacle for us in establishing our business, defining our brand and raising capital. To the extent our products incorporate the use of Digital Assets in the future, the realization of one or more of the following risks could materially adversely affect our business: • The Digital Asset industry has, over the past several years, come under significant scrutiny from regulators and become subject to significant litigation. • Digital Asset networks and the software used to operate Digital Assets are in the early stages of development. Given the nascency of the development of Digital Asset networks, Digital Assets may not function as intended and parties may be unwilling to use Digital Assets, which would dampen the growth, if any, of Digital Asset networks. • The loss or destruction of a private key required to access a Digital Asset may be irreversible. If a private key is lost, destroyed, or otherwise compromised and no backup of the private key is accessible, the owner would be unable to access the Digital Asset(s) corresponding to that private key and the private key will not be capable of being restored by the Digital Asset network. • Digital Asset networks are dependent upon the Internet. A disruption of the Internet or a Digital Asset network would affect the ability to transfer Digital Assets, and, consequently, their value. • In the past, flaws in the source code for Digital Assets have been exposed and exploited, including flaws that disabled some functionality for users, exposed users' personal information and/or resulted in the theft of users' Digital Assets. Such occurrences can reduce confidence in Digital Assets as a whole. Any reduction in confidence in the source code or cryptography underlying Digital Assets generally could negatively affect the demand for our Gaming Products that utilize Digital Assets and adversely affect the value of our Company. Because Digital Assets have been in existence for only a short period of time and are continuing to develop, there may be additional risks in the future that are impossible to predict at this time

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in Digital Assets is subject to a variety of factors that are difficult to evaluate.
Digital Assets are a new and rapidly evolving industry of which the Digital Asset networks are prominent, but not unique, parts. The growth of the Digital Asset industry in general and the Digital Asset networks which we may utilize in our products in particular are subject to a high degree of uncertainty. The factors affecting the further development of the Digital Asset industry, as well as the Digital Asset networks, include: • continued worldwide growth in the adoption and use of Digital Assets; • government and quasi-government regulation of their use, or restrictions on or regulation of access to and operation of the Digital Asset network or similar Digital Assets systems; • the maintenance and development of the open-source software protocol of the network(s); • changes in consumer demographics and public tastes and preferences; • general economic conditions and the regulatory environment relating to Digital Assets; and • the impact of regulators focusing on digital securities and the potential costs to us associated with such regulatory oversight and/or future policies. The outcome of these factors could have negative effects on our ability to pursue our business strategy, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

We may face risks of blockchain volatility and Internet disruptions, which could have a material adverse effect on our products.
To the extent our products utilize blockchain technology, blockchain network volatility may result in extraordinarily high gas fees (i.e., the fee required to conduct a transaction on a blockchain) and dropped/failed transactions. This volatility could impact the use of Digital Assets in our products as it may be very costly or difficult for users to purchase Digital Assets within our games during intense traffic events. Further, Digital Assets are dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency's network operations until the disruption is resolved and have a material adverse effect on the price of Digital Assets and, consequently, our business, prospects, financial condition, and operating results. Digital Assets incorporated into our products may be negatively affected by technological advances that undermine the cryptographic consensus mechanism underpinning blockchain and distributed ledger protocols. Advances in cryptography or technical advances such as the development of quantum computing could present risks to the viability of Digital Asset utilized in our products by undermining or vitiating the cryptographic consensus mechanism that underpins

blockchain and distributed ledger protocols.

The networks, platforms and ecosystems in which our Digital Assets may be used may be unsecured or exploited.
The technology supporting Digital Assets that may be utilized in our products may be in early development stages or unproven, and there can be no assurances that the creation, transfer or storage of Digital Assets will be uninterrupted or fully secure. Any such interruptions or security breaches may result in a complete loss of Digital Assets or an unwillingness or inability of users to access, adopt and utilize Digital Assets. Digital Assets may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or other technology, and any such attacks could result in the loss or theft of a Digital Asset.

The blockchain on which ownership of Digital Assets are recorded may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches or the loss, decline in value or theft of Digital Assets.
Digital Assets rely on blockchains to operate. As a result, Digital Assets are subject to a number of reliability and security risks attendant to blockchain and distributed ledger technology, including malicious attacks seeking to identify and exploit weaknesses in the software. Such attacks may materially and adversely affect the blockchain, which may in turn materially and adversely affect the transfer or storage of Digital Assets. As a result of these and other risks of malicious attacks, there can be no assurances that the transfer or storage of Digital Assets which we may utilize in our products will be uninterrupted or fully secure. Any such interruption or security failure may result in unauthorized transfers, decline in value or a complete loss of a Digital Asset and reduce the popularity of our products.

The technology underlying blockchain technology is subject to a number of known and unknown technological challenges and risks that may result in declines in value of Digital Assets.
The blockchain technology used in connection with Digital Assets, which is sometimes referred to as "distributed ledger technology," is a relatively new and evolving technology. It represents a novel combination of several concepts, including a publicly available database or ledger that represents the total ownership of Digital Assets at any one time, novel methods of authenticating transactions using cryptography across distributed network nodes that permit decentralization by eliminating the need for a central clearinghouse while guaranteeing that transactions are irreversible and consistent, differing methods of incentivizing this authentication by the use of blocks of new tokens issued as rewards for the validator of each new block or transaction fees paid by participants in a transaction to validators and hard limits on the aggregate amount of Digital Assets that may be issued. As a result of the new and untested nature of blockchain technology, Digital Assets are vulnerable to risks and challenges, both foreseen and unforeseen. Examples of these risks and challenges include:
• A blockchain may either increase or decrease the incentive payments required to complete transactions on the blockchain, which could materially and adversely affect the transfer or storage of Digital Assets. Changes could also reduce the number of validators on the blockchain, which could possibly leave the blockchain increasingly vulnerable to a so called "51% attack"; and • The expansion of the blockchains and effecting the creation, transfer and storage of Digital Assets, which currently rely on a "proof of stake" consensus protocol system whereby blocks are awarded based on the solving of computationally difficult problems, has resulted in validators using increasing amounts of energy that may be unsustainable as the system continues to grow, and which may draw unfavorable regulatory attention. Although there may be solutions that have been proposed and implemented to these and other challenges facing various Digital Assets, the effectiveness of these solutions has not been proven. Further, other challenges may arise in the future that we cannot predict. Legislatures and regulatory agencies could prohibit the use of current and/or future cryptographic protocols which could result in a significant loss of value or the elimination of Digital Assets. Accordingly, the further development and future viability of Digital Assets in general is uncertain, and unknown challenges may prevent their wider adoption.

Whether a particular Digital Asset is deemed to be a "security" is subject to a high degree of uncertainty, and, if such a claim is brought against the company and we are unable to properly defend the characterization of a Digital Asset, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.
The SEC and its staff have taken the position and recently began to take enforcement action based on a view that many Digital Assets fall within the definition of a "security" under the U.S. federal securities laws. The legal test for determining whether any given Digital Asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular Digital Asset as a security. Furthermore, the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. In September 2022, SEC Chair Gary Gensler indicated that the crypto market could be waiting years for an industrywide rulemaking process, saying the agency's preference of working with individual market participants mirrors the decade-long process that brought another budding industry into compliance. In addition, the SEC shares regulatory authority over securities with state regulators and the state regulators have taken enforcement actions against certain Digital Assets. Several foreign jurisdictions have taken a broad-based approach to classifying Digital Assets as "securities," while certain other foreign jurisdictions have adopted a narrower approach. As a result, certain Digital Assets may be deemed to be a "security" under the laws of some jurisdictions but not others, which would make our compliance with such regulatory schemes difficult and failure to do so could result in fines or other penalties that could negatively impact our business. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of certain

Digital Assets as "securities." The classification of a Digital Asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer and sale of such assets (including offers and sales which may take place within our Gaming Products). For example, a Digital Asset that is deemed to be a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in Digital Assets that are securities in the United States may be subject to registration with the SEC as a "broker" or "dealer." Platforms that bring together purchasers and sellers to trade Digital Assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system ("ATS") in compliance with rules for ATSs. Most current platforms trading Digital Assets are not registered as ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements. With respect to the securities status of a Digital Asset that we may incorporate into our products, we plan to develop procedures that will permit us to make a risk-based assessment regarding the likelihood that a particular Digital Asset could be deemed a "security" within the meaning of the U.S. federal and/or state securities laws. This process will involve personnel with experience in identifying the indicia of a "security" who will also work with outside legal counsel to make a determination with respect to each Digital Asset, or category of Digital Asset, proposed to be minted and sold by us. These processes and procedures are risk-based assessments and are not a legal standard or binding on regulators or courts. In the event a Digital Asset is deemed by us, pursuant to the above analysis, to possess a reasonable likelihood of being deemed a security, we will use commercially reasonable efforts to (a) comply with applicable laws and regulations by forming, acquiring or engaging a licensed broker-dealer authorized to act as an trading system for those Digital Assets, or (b) transact in such Digital Assets offshore in a way that complies with applicable laws and regulations; or (c) not transact in the subject Digital Asset. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that a Digital Asset minted by us and posted and sold on a third-party platform is a "security" under applicable laws. Because we are not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or ATS (or foreign equivalents), and we do not seek to register or rely on an exemption from such registration or license to facilitate the offer and sale of Digital Assets on platforms run by our third party collaborators, our goal is to only permit posting on platforms those of our Digital Assets for which we determine there are reasonably strong arguments to conclude that the Digital Asset is not a security. However, we recognize that the application of securities laws to the specific facts and circumstances of Digital Assets may be complex and subject to change, and that our determination does not guarantee any conclusion under the U.S. federal securities laws. There is a risk that we may improperly characterize any given Digital Asset as a security or non- security for purposes of determining whether third-party platforms will allow the posting of such Digital Asset, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would not agree with our assessment. If the SEC, state or foreign regulatory authority, or a court were to determine that Digital Assets offered or sold by us are securities, we would not be able to offer such Digital Assets in our products until we are able to do so in a legally compliant manner. A determination by the SEC, a state or foreign regulatory authority, or a court that a Digital Asset minted and sold by us was a security may also result in us determining that it is advisable to remove certain Digital Assets from trading platforms that have similar characteristics to the Digital Asset that was determined to be a security. Any restriction on secondary trading of our Digital Assets would impair our ability to generate revenue. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the Digital Asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that purchased such Digital Assets from us and suffered losses could also seek to rescind a transaction involving our Digital Assets on the basis that the transaction was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease minting and selling similar Digital Assets, which would negatively impact our business, operating results, and financial condition.

As Digital Assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operation.
In the case of Digital Assets, state regulators like the New York Department of Financial Services have created detailed regulatory frameworks which may be costly and time consuming should our Company be required to comply with them. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to certain Digital Assets. Some states, such as New Hampshire, North Carolina and Washington, have amended their statutes to include Digital Assets under existing licensing regimes. Treatment of Digital Assets continues to evolve under federal law as well. The Department of the Treasury, the SEC and the CFTC, for example, have each published guidance on the treatment of Digital Assets. The Internal Revenue Service (the "IRS") released guidance treating Digital Assets as property that is not currency for U.S. federal income tax purposes, although it is unclear at this time whether courts or other federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of Digital Assets is also uncertain. The CFTC has publicly taken the position that certain Digital Assets are commodities, and the SEC has issued public reports and statements stating that federal securities laws require treating many Digital Assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over Digital Assets such as any we may include in our products or aspects of our business, the value of such, and our company in general, may be materially and adversely affected.

Current and future legislation and rulemaking regarding Digital Assets may result in extraordinary, non-recurring expenses and could have a material adverse effect on our business, financial condition and results of operations.
Current and future legislation and rulemaking by the CFTC and SEC or other regulators, including interpretations released by a regulatory authority, may impact the manner in which Digital Assets are treated. For example, Digital Assets derivatives are not excluded from the definition of "commodity future" by the CFTC. Furthermore, according to the CFTC, Digital Assets fall within the definition of a commodity under the federal Commodity Exchange Act of 1936, as amended (the "CEA"), and as a result, we may be required to register and comply with additional regulations under the CEA, including additional periodic reporting and disclosure standards and requirements. We may also be required to register as a commodity pool operator and to register as a commodity pool with the CFTC through the National Futures Association. If we are required to register with the CFTC or another governmental or self-regulatory authority, we may seek to cease certain of our operations to avoid the registration requirement. Modifying our business to avoid a registration requirement with the CFTC or another governmental or self-regulatory authority may have a material adverse effect on our business, financial condition, and results of operations.

The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.
Our stockholders will be subject to a drag-along provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the Drag-Along Price or otherwise participate in the Drag-Along Transaction even if they don't want to sell their shares at that price or participate in the Drag-Along Transaction. (For definitions of these terms, see our Bylaws.) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.
The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions, including volatility and inflation could adversely affect our revenue and business.
Global inflation increased during 2022 and 2023. Geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jonathan Ovadia	614,130	Class B Common Stock	24.904%
Albert Ovadia	614,131	Class B Common Stock	24.904%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 135,275 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 5,000,000 with a total of 1,370,255 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

Pursuant to the Company's Bylaws, the holders of the shares of Class A Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

See also Exhibit F to Form C.

The amount of Class A Common Stock outstanding includes 469,754 shares to be issued to outstanding options and RSUs, 27,746 shares reserved for issuance under the Company's equity incentive plan and 70 shares to be issued pursuant to outstanding warrants. As of the date of this Offering Memorandum, the Company has not issued any stock options to any of its members.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 1,594,928 outstanding.

Voting Rights

One vote per share

Material Rights

Pursuant to the Company's Bylaws, the holders of the shares of Class B Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

See also Exhibit F to Form C.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

If and when the board determines that it will designate preferred stock, the rights of those shares would be determined by a Certificate of Designations.

Pursuant to the Company's Bylaws, the holders of the shares of Preferred Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

See also Exhibit F to Form C.

Convertible Notes

The security will convert into Equity securities sold in the equity financing that triggers the note conversion and the terms of the Convertible Notes are outlined below:

Amount outstanding: $9,117,863.01
Maturity Date: July 10, 2026
Interest Rate: 4.0%
Discount Rate: 0.0%
Valuation Cap: $100,000,000.00
Conversion Trigger: 3000000

Material Rights

The amount outstanding includes $502,863.01 in interest as of March 2025.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $8,675,000.00
  Use of proceeds: Payroll: 70%, Marketing: 5%. Overhead:25%
  Date: March 01, 2022
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $59,683.34
  Number of Securities Sold: 1,579
  Use of proceeds: Operations, Marketing.
  Date: February 26, 2025
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

AEXLAB is an early-stage company operating in the dynamic VR gaming market. Therefore, its financial performance should be viewed within the context of the inherent risks and uncertainties associated with this nascent industry. The following analysis should be read in conjunction with the audited financial statements for the fiscal years ended December 31, 2022, and 2023, and the unaudited financial statements for the ten months ended October 31, 2024, included elsewhere in this Offering Memorandum. These statements provide a more complete picture of AEXLAB’s financial position.

Historical results and cash flows:

AEXLAB’s financial performance reflects its transition from a pre-revenue development stage to an operating company with growing revenue streams. In November 2022, AEXLAB launched VAIL VR on the Steam platform, marking the commencement of revenue generation. Although average monthly revenue declined during 2023 as the game underwent significant redevelopment to enhance its features and functionality, the official launch on the Meta Quest store in February 2024 drove a material revenue increase, signifying a pivotal stage in AEXLAB’s commercialization strategy. While revenue has moderated during the typically slower months for gaming, the company received an uptick during the 2024 holiday season. AEXLAB’s future revenue growth depends on both the ongoing success of VAIL VR and the continued expansion of the VR gaming market. Beyond game sales, AEXLAB has also secured approximately $8.6 million in funding through private placements of convertible promissory notes between 2022 and 2024, providing additional capital to support its operations and growth initiatives.

Operating expenses increased in 2022 primarily due to strategic investments in personnel to support VAIL VR’s Steam launch. These expenses subsequently decreased in 2023 as development resources focused on the Meta Quest launch and

cross-platform compatibility, leading to a reduction in marketing expenditures. This disciplined approach to marketing spending has carried into 2024, reflecting the company's focus on optimizing resource allocation during its growth phase.

AEXLAB has been unprofitable since inception, which is typical for early-stage companies investing heavily in product development and market entry. However, the company's net losses have been steadily decreasing year-over-year, aligning with the increasing revenue generated from VAIL VR. Net losses decreased from approximately $6 million in 2022 to approximately $4.1 million in 2023, with projections for 2024 indicating a further decline to approximately $3.5 million. AEXLAB expects this trend of decreasing net losses to continue into 2025, driven by projected revenue growth and efficient management of operating expenses.

Looking Forward:

While historical results provide a performance baseline, it's crucial for investors to understand that AEXLAB's operates in a rapidly evolving and highly competitive market. Therefore, past performance is not necessarily indicative of future results. Key factors influencing AEXLAB's future financial performance include market adoption of VR gaming technology, player acquisition and retention for VAIL VR, successful monetization of in-game features, the ability to control development and operating costs, and the successful development and launch of future products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 1st 2025, AEXLAB had approximately $1.5 million in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While the company generates revenue from its flagship VR game, VAIL VR, it is not yet profitable. The funds raised from this offering are not intended to be AEXLAB's sole source of capital but will be strategically used to supplement existing resources, extend the company's financial runway, and accelerate growth initiatives. AEXLAB may also explore alternative funding sources, such as venture capital or strategic partnerships, to support its long-term growth strategy.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While AEXLAB is not solely reliant on the success of this offering to maintain operations, the funds raised will be instrumental in extending the company's financial runway and accelerating its growth strategy. These funds will support initiatives critical to expanding VAIL VR's user base, developing new revenue-generating features and products, and enhancing the game's overall market competitiveness. AEXLAB maintains the flexibility to explore additional funding sources, such as venture capital or strategic partnerships, should circumstances warrant. The proceeds from this offering are not expected to represent 100% of the Company's capital resources.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise only the Minimum Offering Amount (Target) of $9,963.03 in this offering, we expect that we will be able to continue to operate the Company for at least 12 months -; provided, however, we would be forced to reduce expenses and significantly reduce the amount of additional development currently planned for VAIL VR.

The Company expects it will have a peak average monthly burn rate of $250,000 during peak development of VAIL VR. Therefore, unless it raises more funds than the Minimum Offering Amount, it would also need to seek resources from elsewhere, and may need to reduce its team of consultants and programmers to keep costs low.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the Maximum Offering Amount in this offering of $4,940,302.29 we expect that we could operate for an additional 18-24 months without needing to seek any additional financing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

AEXLAB anticipates a peak monthly burn rate of $250,000 as it invests in expanding VAIL VR's user base, developing new

features and products, and scaling operations. The company believes that the proceeds from this offering, in conjunction with existing cash reserves and potential future funding sources, will provide sufficient capital to execute on its current growth strategy and pursue its long-term vision.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In addition to this offering, AEXLAB may explore alternative funding sources, including but not limited to, additional equity crowdfunding, venture capital, venture debt, and publisher agreements to secure future capital as needed.

Indebtedness

- Creditor: Convertible noteholders
  Amount Owed: $9,177,863.01
  Interest Rate: 4.0%
  Maturity Date: July 10, 2026
  Please see convertible note entry in company securities section for material terms.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $108,288,483.16

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has only common stock outstanding and, in making this calculation, has assumed all outstanding options, warrants and RSUs are exercised and all shares reserved for issuance under the equity incentive plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $9,177,863.01 (including interest) in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,969.96 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,940,243.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Operations
  75.0%
  If we raise our maximum funding goal, employee payroll, which we estimate will be approximately $200,000 per month for software development will be the principal use of funds.

- Marketing
  16.5%
  We will use a percentage of our funds for marketing purposes.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://aexlab.com/ (www.aexlab.com/invest).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aexlab

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR AEXLAB, Inc.

[See attached]

AEXLAB, INC.

FINANCIAL STATEMENTS

For The Year Ended December 31, 2022

TABLE OF CONTENTS

SAMLUT & COMPANY
A PROFESSIONAL ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS
MEZZANINE - SUITE 200
550 BILTMORE WAY
CORAL GABLES, FLORIDA 33134

MAILING ADDRESS
POST OFFICE BOX 557243
MIAMI, FLORIDA 33255-7243

TELEPHONE (305) 461-9518
TELECOPIER (305) 461-9916
EMAIL: info@samlut.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Of Aexlab, Inc.

We have audited the accompanying financial statements of Aexlab, Inc. (a Delaware Corporation), which comprise the balance sheet as of December 31, 2022, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aexlab, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aexlab, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aexlab, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aexlab, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aexlab, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from, and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and such additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Coral Gables, Florida
August 24, 2023

AEXLAB, INC.
BALANCE SHEET
December 31, 2022

ASSETS

Current Assets:		
Cash and cash equivalents	$	3,574,847
Accounts receivable		42,699
Other receivables		331,891
Prepaid expenses		12,739
Total Current Assets		3,962,176
Property and equipment, net of accumulated depreciation of $111,482		629,372
Crypto assets		139,394
Deferred tax asset		2,054,543
Right of use asset		191,211
Software development cost, net		3,194,963
Security deposit		63,438
Total Assets	$	10,235,097

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	476,607
Accrued interest payable		120,333
Total Current Liabilities		596,940
Long-term Liabilities:		
Lease liability		201,002
Long-term debt		4,175,000
Total Long-term Liabilities		4,376,002
Total Liabilities		4,972,942

See accompanying notes

AEXLAB, INC.
BALANCE SHEET (Cont.)
December 31, 2022

Stockholders' Equity:		
Class A common stock, $0.00001 par value, 5,000,000 shares authorized and 463,534 outstanding		5
Class B, common stock $0.00001 par value, 2,000,000 shares authorized and outstanding		20
Paid-in capital		11,511,348
Retained earnings (deficit)		(6,249,218)
Total Stockholders' Equity		5,262,155
Total Liabilities and Stockholders' Equity	$	10,235,097

See accompanying notes

AEXLAB, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS (DEFICIT)
For the Year Ended December 31, 2022

Revenues	$	185,017
Operating Expenses:		
Sales and marketing		1,291,927
Technology and development		287,872
General and administrative		3,046,856
Total Operating Expenses		4,626,655
Income from Operations		(4,441,638)
Other Income (Expense):		
Gain (loss) on sale of crypto asset		(167,612)
Impairement loss		(268,657)
Interest expense		(120,712)
Other income		110,855
Settlement dispute, net		477,645
Total Other Income (Expenses)		31,519
Net Income Before Taxes		(4,410,119)
Deferred income tax expense (benefit)		(1,078,890)
Net Income (Loss)		(3,331,229)
Retained Earnings (Deficit) - Beginning of Year		(2,917,989)
Retained Earnings (Deficit) - End of Year	$	(6,249,218)

See accompanying notes

AEXLAB, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

Cash Flows from Operating Activities:		
Net income	$	(3,331,229)
Adjustment to reconcile net income to net cash provided (used) by operating activities:		
Right of use asset		(7,524)
Deferred tax asset		(1,078,890)
Depreciation		310,511
Impairement loss		268,657
Gain on sale of crypto asset		167,612
Stock-based compensation		538,804
Changes in assets and liabilities:		
(Increase)/decrease in accounts receivable		(42,699)
(Increase)/decrease in other receivable		(331,891)
(Increase)/decrease in prepaid expenses		(9,351)
(Increase)/decrease in software development		(2,131,312)
(Increase)/decrease in other assets		145,402
Increase/(decrease) in accounts payable and accrued expenses		546,005
Net Cash Provided (Used) by Operating Activities		(4,955,905)
Cash Flows from Investing Activities:		
Acquisition of property and equipment		(742,432)
Net Cash Provided (Used) by Investing Activities		(742,432)
Cash Flows from Financing Activities:		
Proceeds from loans		4,175,000
Restricted cash		74,325
Net Cash Provided (Used) by Financing Activities		4,249,325
Net Increase (Decrease) in Cash and Cash Equivalents		(1,449,012)
Cash and Cash Equivalents, at Beginning of Period		5,023,859
Cash and Cash Equivalents, at End of Period	$	3,574,847
Supplemental Cash Flow Disclosure:		
Interest paid for the period ended December 31, 2022	$	379

See accompanying notes

AEXLAB, INC.
STATEMENT OF CHANGES OF EQUITY
For the Year Ended December 31, 2022

	Class A Common Stock		Class B Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	2,000,000	20	-	-	20
Shares issued	466,034	5			6,904,710		6,904,715
Stock option compensation	-	-	-	-	49,393	-	49,393
Stock option service					4,018,441		4,018,441
Net income (loss)	-	-	-	-	-	(2,917,989)	(2,917,989)
December 31, 2021	466,034	$ 5	2,000,000	$ 20	$ 10,972,544	$ (2,917,989)	$ 8,054,580
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	179,434	-	179,434
Stock option service	-	-	-	-	359,370	-	359,370
Net income (loss)	-	-	-	-	-	(3,331,229)	(3,331,229)
December 31, 2022	466,034	$ 5	2,000,000	$ 20	$ 11,511,348	$ (6,249,218)	$ 5,262,155

See accompanying notes

AEXLAB, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

Note 1. Company and Summary of Significant Accounting Policies:

Nature of Organization and Operations

Aexlab, Inc., (which may be referred to as "Aexlab" or the "Company") was formed on January 15, 2021, in the State of Delaware. The Company is headquartered in Miami, Florida. The Company is a developer in virtual reality, metaverse technology which provide users with high quality, immersive, interactive and social gaming experience.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions in the Company's financial statements and notes thereto.

Significant estimates and assumptions include the determination of the recognition, measurement, and valuation of current and deferred income taxes; the fair value of stock-based awards issued; the useful lives of intangible assets; the impairment of long-lived assets.

Actual results and outcomes may differ from management's estimates and assumptions due to risks and uncertainties. To the extent that there are material differences between these estimates and actual results, the Company's financial statements will be affected. The Company bases its estimates on various assumptions that are believed to be reasonable, the result of which forms the basis for making judgments about the carrying values of assets and liabilities.

Fair Value Measurements

The Company assess fair value measurements in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

• Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Note 1. Company and Summary of Significant Accounting Policies (Cont.):

Fair Value Measurements (cont.)

• Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3: Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

Cash and Cash Equivalents

Cash and cash equivalents include cash held at financial institutions, cash on hand that is not restricted as to withdrawal or use with an initial maturity of three months or less, and cash held in accounts at crypto trading venues. Crypto asset and fiat wallet service trading venues include other crypto asset trading platforms that hold money transmitter licenses, and where the Company holds funds in its accounts with those trading platforms.

Accounts Receivable

Accounts receivable are stated at the contractual amount billed to the customer, net of an allowance for doubtful accounts. The Company periodically reviews the open balances for collectability, and to estimate the portion, if any, of the balances that will not be collected. The bad debt allowance is charged to expense. When a receivable is deemed uncollectible, it is written off as a charge to the allowance for doubtful accounts. Based on the Company's review, there are no balances that meet the criteria of uncollectible. The Company has elected not to establish an allowance for doubtful accounts balance at December 31, 2022.

Concentration of Credit Risk

The Company's cash, cash equivalents, and restricted cash are potentially subject to concentration of credit risk. Cash, cash equivalents, and restricted cash are placed with financial institutions which are of high credit quality. The Company may also have deposit balances with financial institutions which exceed the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company also holds cash at crypto trading venues and performs a regular assessment of these crypto trading venues as part of its risk management process.

Crypto Assets Held

The crypto assets held by the Company, are accounted for as intangible assets with indefinite useful lives, and are initially measured at cost. Crypto assets accounted for as intangible assets are subject to impairment losses if the fair value of crypto assets decreases below the carrying value at any time during the period. The fair value is measured using the quoted price of the crypto asset at the time

Note 1. Company and Summary of Significant Accounting Policies (Cont.):

Crypto Assets Held (cont.)

its fair value is being measured. Impairment expense is reflected in Other operating expense, in the statement of income. The Company assigns costs to transactions on a first-in, first-out basis.

The Company recognizes crypto assets received through airdrops or forks if the crypto asset is expected to generate probable future benefit and if the Company is able to support the trading, custody, or withdrawal of these assets. The Company records the crypto assets received through airdrops or forks at their market value at the time of the airdrop or fork.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in lease right-of-use ("ROU") assets and lease liabilities in the balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of future minimum lease payments over the lease term. Most leases do not provide an implicit rate, so the Company uses its incremental borrowing rate of 1.85%.

The Company has real estate lease agreements with lease and non-lease components for which the Company has made the accounting policy election to account for these agreements as a single lease component.

Prepaid Expenses

Prepaid expenses represent prepaid insurance and other operating expenses.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred and expenditures for improvements and major renewals are capitalized. The carrying amounts of assets that are sold or retired and their related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in income.

Depreciation is computed for financial statement purposes using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of depreciable assets are:

	Years
Furniture and fixtures	7
Computer equipment	5

For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

Note 1. Company and Summary of Significant Accounting Policies (Cont.):

Software Development Cost

In accordance with ASC 985-20-25, Costs of Software to Be Sold, Leased, or Marketed, software development costs are expensed as incurred until technological feasibility and marketability has been established. Software Development Costs include direct costs incurred for internally developed products, as well as payments made to independent software developers. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product requires both technical design documentation and design documentation, or the completed and tested product design and a working model. Commencing November 17, 2022, the date the product was released for the general public to purchase, capitalized software development costs began to be amortized over a period of two years.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset in conjunction with other assets at the lowest level of separately identifiable cash flows. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset or asset group exceeds its fair value. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to dispose and are no longer depreciated. At December 31, 2022, impairment of $268,657 was recorded on the impairment of crypto assets.

Comprehensive Income

The Companies do not have any comprehensive income other than the revenue and expense items included in the statement of income and retained earnings. As a result, comprehensive income equals net income for the year ended December 31, 2022.

Revenue Recognition

Following the adoption of ASC 606, Revenue from Contracts with Customers, the Company's contracts with customers are recognized as one performance obligation that is satisfied at the point of sale. Revenue is recognized when the Company satisfy the performance obligation by transferring a promised good or service to a customer.

Other Income

Other Income of $110,611 consist primarily of revenue from merchandise and ticket sales in additional to sponsorship and staking income.

Note 1. Company and Summary of Significant Accounting Policies (Cont.):

Other Income (cont.)

The settlement dispute net balance of $477,645 consist of a settlement with vendor over certain provisions of their master service agreement. Per the agreement, the Company is to be receive a total of $481,845, all of which has been received as of this report date.

Technology and Development

Technology and development expenses include personnel-related expenses incurred in operating, maintaining, and enhancing the Company's platform. These costs also include website, infrastructure expenses, costs incurred in developing new products and services. At December 31, 2022, technology and development expense was $287,872.

Sales and Marketing

Sales and marketing expenses primarily include costs related to customer acquisition, advertising and marketing programs, and personnel-related expenses. Sales and marketing costs are expensed as incurred. At December 31, 2022, sales and marketing expense was $1,291,927.

General and Administrative

General and administrative expenses include personnel-related expenses incurred to support the Company's business, including legal, finance, compliance, human resources, customer support, executive, and other support operations. These costs also include software subscriptions for support services, facilities and other general overhead. General and administrative costs are expensed as incurred.

Stock-Based Compensation

The Company recognizes stock-based compensation expense using a fair-value based method for costs related to all equity awards granted under its equity incentive plans to employees, directors and non-employees of the Company including restricted stock, and restricted stock units ("RSUs").

The fair value of restricted stock and RSUs is estimated based on the fair value of the Company's common stock on the date of grant.

The Company estimates the fair value of stock options with only service-based conditions on the date of grant using the Black-Scholes-Merton option-pricing model. The model requires management to make a number of assumptions, including the fair value and expected volatility of the Company's underlying common stock price, expected life of the option, risk-free interest rate, and expected dividend yield. The fair value of the underlying stock is the fair value of the Company's common stock on the date of grant. The expected stock price volatility assumption for the Company's stock is determined by using a weighted average of the historical stock price volatility of comparable companies from a representative peer group, as sufficient trading history for the Company's common

Note 1. Company and Summary of Significant Accounting Policies (Cont.):

Stock-Based Compensation (cont.)

stock is not available. The Company uses historical exercise information and contractual terms of options to estimate the expected term. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury zero coupon bonds with terms consistent with the expected term of the award at the time of grant. Stock-based compensation expense is recorded on a straight-line basis over the requisite service period. The Company has elected to account for forfeitures of awards as they occur, with previously recognized compensation reversed in the period that the awards are forfeited.

Income Taxes

The Company provides for income tax expenses or benefit, taking into consideration the effect of transactions reported, plus deferred income taxes that reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using the tax rates and laws that are expected to prevail when the temporary differences reverse and are subject to taxation.

The Companies file tax returns in the U.S. federal jurisdiction. The Companies are subject to income tax examinations for the years 2021 and 2022.

Note 2. Property and Equipment:

Property and equipment consisted of the following at December 31, 2022:

Equipment	641,511
Furniture and Fixtures	99,343
	740,854
Less Accumulated Depreciaiton	(111,482)
	629,372

Depreciation expense was $97,513 for the year ended December 31, 2022.

Note 3. Software Development:

Capitalized software development consisted of the following at December 31, 2022

Cost	3,407,961
Less Accumulated Amortization	(212,998)
	3,194,963

Amortized expense was $212,998 for the year ended December 31, 2022.

Note 4. Convertible Debt:

In 2022, the Company issued seven (7) unsecured 4% per annum convertible notes with a face value totaling $4,175,000, and a maturity date 24 months following the date of issuance. The notes were issued pursuant to the terms of a Convertible Note Purchase Agreement, dated March 17, 2022, entered into by the Company and the Investor. The principal balance and unpaid accrued interest on the notes will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient obtained by dividing; the outstanding principal balance and unpaid accrued interest under each converting notes on the date of conversion by the applicable Conversion Price.

Note 5. Income Taxes:

Deferred Income Tax (Benefit) Expense consisted of the following:

	Federal	State	Total
Income Tax Expense	$ -	$ -	$ -
Deferred Income Tax Benefit	844,765	234,125	1,078,890
Total	$ 844,765	$ 234,125	$ 1,078,890

As of the reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, only the portion of the deferred tax asset management believes that is more likely than not to the total amount of the benefits will be realized. Accordingly, no valuation was recognized as of December 31, 2022.

Options granted under the Plan may be either incentive stock options ("ISOs") or nonqualified stock options ("NSOs"). ISOs may be granted only to Company employees. NSOs may be granted to Company employees and non-employees.

Options under the Plan may be granted for contractual periods of up to ten years and at prices determined by the Company, provided, however, that the exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the underlying shares on the date of the grant (110% if granted to a stockholder who owns more than ten percent of the total combined voting power of all classes of stock of the Company).

Note 6. Stock-Base Compensation:

Stock Options

Activity of options outstanding are as follows:

Stock Options	Shares	Weighted Average Fair Value per Share	Total Fair Value	Weighted Average Exercise Price per Share	Total Exercise Price	Intrinsic Value per Share	Total Intrinsic Value
Beginning Outstanding	345,254	$ 14.18	$ 4,896,265	$ 6.59	$ 2,276,413	$ 16.41	$ 5,664,429
Unvested outstanding	168,168	8.01	1,346,259	10	1,684,425	$ 12.98	2,183,439
Vested outstanding	177,086	20.05	3,550,006	3	591,987	$ 19.66	3,480,991
Granted During Period	37,000	0.05	1,850	23	851,000	$ -	-
Exercised During Period	-	-	-	-			
Cancelled During Period	(89,000)	7.72	(687,080)	8	(687,080)	$ 15.28	(1,359,920)
Repurchased During Period	-	-	-	-			
Ending Outstanding	293,254	$ 14	$ 4,211,035	$ 8.32	$ 2,440,333	$ 14.68	$ 4,304,509
Ending Vested	230,669	$ 17	$ 3,817,376	$ 4.81	$ 1,108,800	$ 13.38	$ 3,087,231
Ending Unvested	62,585	$ 6.29	$ 393,660	$ 21.28	$ 1,331,533	$ 19.45	$ 1,217,278

Stock Options	Weighted Average Expected Term (years)	Weighted Average Remaining Contractual Term (years)	Weighted Average Remaining Expense Term (years)
Beginning Outstanding	5	10	1
Unvested outstanding	6	10	2
Vested outstanding	5	10	0
Granted During Period	6	9	3
Exercised During Period			
Cancelled During Period	6	9	0
Repurchased During Period			
Ending Outstanding	5	9	1
Ending Vested	5	9	0
Ending Unvested	6	9	3

Unvested Stock Units

Activity of Unvested Stock Units outstanding under the Plan are as follows:

Unvested Breakdown	Shares	Weighted Average Fair Value per Share	Total Fair Value	Weighted Average Exercise Price per Share	Total Exercise Price	Intrinsic Value per Share	Total Intrinsic Value
Beginning Unvested	168,168	$ 8.01	$ 1,346,259	$ 10.02	$ 1,684,425	$ 12.98	$ 2,183,439
Granted During Period	37,000	0.05	1,850	$ 23.00	851,000	-	-
Vested During Period	(53,583)	4.99	(267,369)	$ 9.65	(517,092)	8	(424,760)
Forfeited During Period	(89,000)	7.72	(687,080)	$ 7.72	(686,800)	15	(541,400)
Early Exercised During Period	-	-	-	-	-	-	-
Repurchased Unvested During Period	-	-	-	-	-	-	-
Ending Unvested	62,585	$ 6.29	$ 393,660	$ 21.28	$ 1,331,533	$ 19.45	$ 1,217,278

Note 6. Stock-Base Compensation (cont.):

Unvested Stock Units (cont.)

Unvested Breakdown	Weighted Average Expected Term (years)	Weighted Average Remaining Contractual Term (years)	Weighted Average Remaining Expense Term (years)
Beginning Unvested	6	10	2
Granted During Period	6	9	3
Vested During Period	6	9	1
Forfeited During Period	6	9	0
Early Exercised During Period			
Repurchased Unvested During Period			
Ending Unvested	6	9	3

Note 7. Commitments and Contingencies:

In May 2021, the Company signed an office lease agreement that commenced May 5, 2021 and is for a term of thirty-nine (39) months. In accordance with the lease agreement provisions, the Company received three months' rent abatement following the commencement date. The initial monthly base rent, which begins August 4, 2021, was $9,523, plus sales tax, with an incremental 3% increase each twelve-month period thereafter.

For the period ended December 31, 2022, the total rent paid under this agreement was $124,134. The Company has included the total right of use asset and lease liability for this operating lease under long-term assets and long-term liabilities on the balance sheet as of December 31, 2022.

The minimum amounts due, under this non-cancelable operating lease agreement as of December 31, 2022 are as follows:

Year Ending December 31,	Amount
2023	$ 127,856
2024	76,283
	$ 204,139

The Company is subject to various legal claims arising in the normal course of business out of the conduct of its current operations. Based on information currently available, it is the opinion of management that the ultimate resolution of pending litigation and threatened proceedings will not have a material adverse effect on the Company's financial position or results of operations or cash flows, beyond its current estimates.

Note 8. Concentration of Credit Risk:

The Company maintains cash balances in financial institutions located in Florida. The Federal Deposit Insurance Corporation ("FDIC") fully insures up to $250,000 of the balance in each financial institution. At December 31, 2022, the Companies had $3,323,282 in uninsured cash balances.

Note 8. Concentration of Credit Risk (cont.):

The Company's earned revenue during the year ended December 31, 2022 was generated from one distributor who provides the online delivery subscription system for the Company's VAIL VR gaming program. As such, the loss of this distributor would have a severe impact on the Company's operations.

The Company has evaluated subsequent events occurring after the balance sheet date and through August 24, 2023, the date of the financial report. The following events have been identified and the transactions analyzed for the proper accounting treatment:

Change in Management

Effective January 27, 2023, Elizabeth Ann Clark one of the initial founders and the chief compliance officer, resigned from the Company. As part of the separation consideration, the Company has agreed to pay Ms. Clark her base salary of $60,000 for a period of six (6) months from the separation date, through and including June 27, 2023.

Note 9. Subsequent Events:

Convertible Debt

On March 6, 2023, the Company issued an unsecured 4% per annum convertible notes with a face value of $500,000, with a maturity date 24 months following the date of issuance. The notes were issued pursuant to the terms of a Convertible Note Purchase Agreement, dated March 17, 2022, entered into by the Company and the Investor. The principal balance and unpaid accrued interest on the notes will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient obtained by dividing; the outstanding principal balance and unpaid accrued interest under each converting note on the date of conversion by the applicable Conversion Price.

Distribution Agreement

On April 3, 2023, the Company signed a Distribution Agreement with Meta Platforms Technologies, LLC (f/k/a Facebook Technologies, LLC or Oculus VR, LLC). Per the agreement, Meta, will provide the Company a grant to assist in the software development, and interactive entertainment software product. Payment will be subject to various milestones deliverables.

AEXLAB, INC.
SCHEDULE I - GENERAL AND ADMINISTRATIVE EXPENSES
For the Year Ended December 31, 2022

General and administrative expenses:	
Automobile expense	$ 384
Bank service charges	7,002
Business licenses and taxes	18,766
Computer and internet expense	138,454
Depreciation and amortization	310,511
Digital content distribution	55,475
Dues and subscription	155,282
Employee benefits	70,445
Insurance	13,635
Meals and entertainment	153,305
Office expense	109,561
Operating lease expense	276,069
Payroll cost	1,238,992
Professional fees	361,133
Recuriting	9,050
Repairs and maintenance	3,392
Travel	118,768
Utilities	6,632
	$ 3,046,856

See accompanying notes

AEXLAB, INC.

FINANCIAL STATEMENTS

For The Years Ended December 31, 2023 and 2022

TABLE OF CONTENTS

SAMLUT & COMPANY
A PROFESSIONAL ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS
MEZZANINE - SUITE 200
550 BILTMORE WAY
CORAL GABLES, FLORIDA 33134

MAILING ADDRESS
POST OFFICE BOX 557243
MIAMI, FLORIDA 33255-7243

TELEPHONE (305) 461-9518
TELECOPIER (305) 461-9916
EMAIL: info@samlut.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Of Aexlab, Inc.

We have audited the accompanying financial statements of Aexlab, Inc. (a Delaware Corporation), which comprise the balance sheet as of December 31, 2023 and December 31, 2022 and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aexlab, Inc. as of December 31, 2023, and December 31, 2022 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aexlab, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aexlab, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not

detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aexlab, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aexlab, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from, and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and such additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Coral Gables, Florida
July 31, 2024

AEXLAB, INC.
BALANCE SHEET
December 31,

ASSETS

	2023	2022
Current Assets:		
Cash and cash equivalents	$ 1,708,830	$ 3,574,847
Fixed income securities	1,456,061	-
Accounts receivable	276,087	42,699
Other receivables	17,233	331,891
Prepaid expenses	42,952	12,739
Total Current Assets	3,501,163	3,962,176
Property and equipment, net of accumulated depreciation of $149,001 and $111,482	317,449	629,372
Digital assets	81,583	139,394
Deferred tax asset	3,281,872	2,054,543
Right of use asset	126,961	191,211
Software development cost, net	3,199,775	3,194,963
Security deposit	30,425	63,438
Total Assets	$ 10,539,228	$ 10,235,097

LIABILITIES AND STOCKHOLDERS' EQUITY

	2023	2022
Current Liabilities:		
Accounts payable and accrued expenses	$ 212,878	$ 476,607
Accrued interest payable	340,460	120,333
Operating lease liability, current portion	133,440	125,189
Total Current Liabilities	686,778	722,129
Long-term Liabilities:		
Development advance liability	686,901	-
Operating lease liability, less current portion	-	75,813
Long-term debt	7,375,000	4,175,000
Total Long-term Liabilities	8,061,901	4,250,813
Total Liabilities	8,748,679	4,972,942

See accompanying notes

AEXLAB, INC.
BALANCE SHEET (CONT.)
December 31,

	2023	2022
Stockholders' Equity:		
Class A common stock, $0.00001 par value, 5,000,000 shares authorized and 871,106 and 463,535 outstanding for 2023 and 2022, respectively	9	5
Class B, common stock $0.00001 par value, 2,000,000 shares authorized and 1,594,926 and 2,000,000 outstanding for 2023 and 2022, respectively	16	20
Paid-in capital	11,715,011	11,511,348
Retained earnings (deficit)	(9,924,487)	(6,249,218)
Total Stockholders' Equity	1,790,549	5,262,155
Total Liabilities and Stockholders' Equity	$ 10,539,228	$ 10,235,097

See accompanying notes

AEXLAB, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS (DEFICIT)
For the Years Ended December 31,

	2023	2022
Revenues	$ 234,201	$ 185,017
Operating Expenses:		
Sales and marketing	73,884	1,291,927
Technology and development	341,660	287,872
General and administrative	4,284,703	3,046,856
Total Operating Expenses	4,700,247	4,626,655
Income (loss) from Operations	(4,466,046)	(4,441,638)
Other Income (Expense):		
Gain (loss) on sale of digital asset	-	(167,612)
Gain (loss) on disposal of assets	(188,871)	-
Impairement loss on digital assets	(60,455)	(268,657)
Interest expense, net	(195,080)	(120,712)
Other income, net	7,854	110,855
Settlement dispute, net	-	477,645
Total Other Income (Expenses)	(436,552)	31,519
Net Income (Loss) Before Taxes	(4,902,598)	(4,410,119)
Deferred income tax expense (benefit)	(1,227,329)	(1,078,890)
Net Income (Loss)	(3,675,269)	(3,331,229)
Retained Earnings (Deficit) - Beginning of Year	(6,249,218)	(2,917,989)
Retained Earnings (Deficit) - End of Year	$ (9,924,487)	$ (6,249,218)

See accompanying notes

AEXLAB, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31,

	2023	2022
Cash Flows from Operating Activities:		
Net income (loss)	$ (3,675,269)	$ (3,331,229)
Adjustment to reconcile net income to net cash provided (used) by operating activities:		
Deferred tax asset	(1,227,329)	(1,078,890)
Depreciation	1,827,033	310,511
Loss on disposal of assets	188,870	-
Gain on sale of digital assets assets	-	167,612
Impairement loss	60,455	268,657
Stock-based compensation	203,663	538,804
Amortization of right of use asset	64,250	111,686
Changes in assets and liabilities:		
(Increase)/decrease in accounts receivable	(233,388)	(42,699)
(Increase)/decrease in other receivable	314,658	(331,891)
(Increase)/decrease in prepaid expenses	(30,213)	(9,351)
(Increase)/decrease in software development	(1,708,792)	(2,131,312)
(Increase)/decrease in other assets	30,369	145,402
Increase/(decrease) in accounts payable and accrued expenses	(43,602)	546,005
Increase/(decrease) in lease liability	(67,562)	(119,210)
Net Cash Provided (Used) by Operating Activities	(4,296,857)	(4,955,905)
Cash Flows from Investing Activities:		
Acquisition of property and equipment	-	(742,432)
Acquisition of fixed income securities	(1,756,061)	-
Sale of fixed income securities	300,000	-
Net Cash Provided (Used) by Investing Activities	(1,456,061)	(742,432)
Cash Flows from Financing Activities:		
Proceeds from notes payable	3,200,000	4,175,000
Proceeds from development advance	700,000	-
Repayment on development advance	(13,099)	-
Restricted cash	-	74,325
Net Cash Provided (Used) by Financing Activities	3,886,901	4,249,325
Net Increase (Decrease) in Cash and Cash Equivalents	(1,866,017)	(1,449,012)

See accompanying notes

AEXLAB, INC.
STATEMENT OF CASH FLOWS (CONT.)
For the Years Ended December 31,

	2023	2022
Cash and Cash Equivalents, at Beginning of Period	3,574,847	5,023,859
Cash and Cash Equivalents, at End of Period	$ 1,710,853	$ 3,576,869
Supplemental Cash Flow Disclosure:		
Interest paid for the period ended December 31,	$ -	$ 379
Cash paid for amounts included in the measurement of lease liability	$ 226,255	$ 127,858
Right of use assets obtained in exchange for amended lease liability	$ 122,718	$ -
Reduction to right of use assets resulting from reductions to lease obligations	$ 186,968	$ 111,686
Weighted average remaining lease term:	7 mths	19 mths
Weighted average discount rate	1.85%	1.85%

See accompanying notes

AEXLAB, INC.
STATEMENT OF CHANGES OF EQUITY
For the Years Ended December 31,

2023

	Class A Common Stock		Class B Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Beginning Outsanding Class A	466,034	$ 5	-	$ -	$ -	$ -	$ 5
Beginning Outsanding Class B	-	-	2,000,000	20	-	-	20
Conversion	-		-		-		-
Beginning APIC					6,904,710		6,904,710
Stock option compensation	-	-	-	-	228,827	-	228,827
Stock option service					4,377,811		4,377,811
Net income (loss)	-	-	-	-	-	(6,249,218)	(6,249,218)
December 31, 2022	466,034	$ 5	2,000,000	$ 20	$11,511,348	$ (6,249,218)	$ 5,262,155
Conversion Class A	405,072	4	-	-	-	-	$ 4
Conversion Class B	-	-	(405,072)	(4)	-	-	$ (4)
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	152,118	-	152,118
Stock option service	-	-	-	-	51,545	-	51,545
Net income (loss)	-	-	-	-	-	(3,675,269)	(3,675,269)
December 31, 2023	871,106	$ 9	1,594,928	$ 16	$11,715,011	$ (9,924,487)	$ 1,790,549

2022

	Class A Common Stock		Class B Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Beginning Outsanding Class A	466,034	$ 5		$ -	$ -	$ -	$ 5
Beginning Outsanding Class B	-	-	2,000,000	20	-	-	20
Beginning APIC	-	-			6,904,710		6,904,710
Stock option compensation	-	-	-	-	49,393	-	49,393
Stock option service					4,018,441		4,018,441
Net income (loss)	-	-	-	-	-	(2,917,989)	(2,917,989)
December 31, 2021	466,034	$ 5	2,000,000	$ 20	$10,972,544	$ (2,917,989)	$ 8,054,580
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	179,434	-	179,434
Stock option service	-	-	-	-	359,370	-	359,370
Net income (loss)	-	-	-	-	-	(3,331,229)	(3,331,229)
December 31, 2022	466,034	$ 5	2,000,000	$ 20	$11,511,348	$ (6,249,218)	$ 5,262,155

AEXLAB, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 1. <u>Company and Summary of Significant Accounting Policies:</u>

<u>Nature of Organization and Operations</u>

Aexlab, Inc., (which may be referred to as "Aexlab" or the "Company") was formed on January 15, 2021, in the State of Delaware. The Company is headquartered in Miami, Florida. The Company is a developer in virtual reality and metaverse technology, providing users with quality, immersive, interactive, and social gaming experiences.

<u>Basis of Presentation</u>

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP").

<u>Use of Estimates</u>

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions in the Company's financial statements and notes thereto.

Significant estimates and assumptions include the recognition, measurement, and valuation of current and deferred income taxes; the fair value of stock-based awards issued; the useful lives of intangible assets; and the impairment of long-lived assets.

Actual results and outcomes may differ from management's estimates and assumptions due to risks and uncertainties. To the extent that there are material differences between these estimates and actual results, the Company's financial statements will be affected. The Company bases its estimates on various assumptions that are believed to be reasonable, which form the basis for making judgments about the carrying values of assets and liabilities.

<u>Fair Value Measurements</u>

The Company assesses fair value measurements in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

• Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Note 1. Company and Summary of Significant Accounting Policies (Cont.):

Fair Value Measurements (cont.)

• Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3: Inputs generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

Cash and Cash Equivalents

Cash and cash equivalents include cash held at financial institutions, cash on hand that is not restricted as to withdrawal or use with an initial maturity of three months or less, and cash held in accounts at crypto trading venues. Crypto asset and fiat wallet service trading venues include other crypto asset trading platforms that hold money transmitter licenses and where the Company has funds in its accounts with those trading platforms.

Allowance for Doubtful

In accordance with ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326: Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), management determines an allowance that reflects its best estimate of the accounts receivable due from customers, and others that it expects will not be collected. Management considers many factors in its reserve with respect to these accounts receivable, including historical data, experience, creditworthiness, income trends, and current and forward-looking conditions. The Company estimates expected credit losses using an aging schedule methodology. Under this method, receivables are grouped based on shared risk characteristics and aging categories. Historical loss rates are applied to each aging category, which are adjusted for current conditions and reasonable and supportable forecasts.

The Company writes off accounts receivable when they are deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as a reduction of credit loss expense in the period received. During the years that ended December 31, 2023, and 2022, the Company did not incur any direct write-off accounts receivable, and there were no recoveries of previously written-off accounts. The Company has elected not to establish an allowance for doubtful accounts balance at December 31, 2023, and 2022.

Concentration of Credit Risk

The Company's cash, cash equivalents, and restricted cash are potentially subject to concentration of credit risk. Cash, cash equivalents, and restricted cash are placed with financial institutions which are of high credit quality. The Company may also have deposit balances with financial institutions which exceed the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company also holds cash at crypto trading venues and performs a regular assessment of these crypto trading

Concentration of Credit Risk (cont.)

venues as part of its risk management process.

Crypto Assets Held

The crypto assets held by the Company are accounted for as intangible assets with indefinite useful lives and are initially measured at cost. Crypto assets accounted for as intangible assets are subject to impairment losses if the fair value of crypto assets decreases below the carrying value at any time during the period. The fair value is measured using the quoted price of the crypto asset at the time its fair value is being measured. Impairment expense is reflected in Other operating expense, in the statement of income. The Company assigns costs to transactions on a first-in, first-out basis.

The Company recognizes crypto assets received through airdrops or forks if the crypto asset is expected to generate probable future benefit and if the Company is able to support the trading, custody, or withdrawal of these assets. The Company records the crypto assets received through airdrops or forks at their market value at the time of the airdrop or fork.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in lease right-of-use ("ROU") assets and lease liabilities in the balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of future minimum lease payments over the lease term. Most leases do not provide an implicit rate, so the Company uses its incremental borrowing rate of 1.85%.

The Company has real estate lease agreements with lease and non-lease components for which the Company has made the accounting policy election to account for these agreements as a single lease component.

Prepaid Expenses

Prepaid expenses represent prepaid insurance and other operating expenses.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred and expenditures for improvements and major renewals are capitalized. The carrying amounts of assets that are sold or retired and their related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in income.

Note 1. Company and Summary of Significant Accounting Policies (Cont.):

Property and Equipment (cont.)

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged as expenses are incurred, and expenditures for improvements and major renewals are capitalized. The carrying amounts of assets sold or retired and their related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in income.

Depreciation is computed for financial statement purposes using the straight-line method over the assets' estimated useful lives. The estimated useful lives of depreciable assets are:

	Years
Furniture and fixtures	7
Computer equipment	5

For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

Software Development Cost

In accordance with ASC 985-20-25, Costs of Software to Be Sold, Leased, or Marketed, software development costs are expensed as incurred until technological feasibility and marketability has been established. Software Development Costs include direct costs incurred for internally developed products and payments made to independent software developers. Software development costs are capitalized once the technological feasibility of a product is established, and such costs are determined to be recoverable. The technological feasibility of a product requires both technical design documentation and design documentation or the completed and tested product design and a working model. Commencing November 17, 2022, the date the product was released for the general public to purchase, capitalized software development costs began to be amortized over a period of two years.

The VAIL VR game software application entered a new development phase on February 1, 2023, focusing on migrating from the base of Unreal Engine 4 to Unreal Engine 5, transitioning from the OpenVR to OpenXR standard, and to build cross-platform support to support additional platforms including the Meta Quest platform.

All associated cost will be capitalized until the product is released for public use. Refer to Note 11.

Note 1. Company and Summary of Significant Accounting Policies (Cont.):

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset in conjunction with other assets at the lowest level of separately identifiable cash flows. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset or asset group exceeds its fair value. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to dispose of and are no longer depreciated. On December 31, 2023 and 2022, an impairment loss of $60,455 and $268,657 was recorded on the impairment of crypto assets.

Comprehensive Income

The Company has no comprehensive income other than the revenue and expense items included in the income and retained earnings statement. As a result, comprehensive income equals net income for the years ended December 31, 2023, and 2022.

Revenue Recognition

Following the adoption of ASC 606, Revenue from Contracts with Customers, the Company's contracts with customers are recognized as one performance obligation that is satisfied at the point of sale. Revenue is recognized when the Company satisfies the performance obligation by transferring a promised good or service to a customer.

Technology and Development

Technology and development expenses include personnel-related expenses incurred in operating, maintaining, and enhancing the Company's platform. These costs also include website, infrastructure expenses, costs incurred in developing new products and services. At December 31, 2023, and 2022 technology and development expense was $341,660 and $287,872, respectively.

Sales and Marketing

Sales and marketing expenses primarily include customer acquisition, advertising and marketing programs, and personnel-related expenses. Sales and marketing costs are expensed as incurred. On December 31, 2023, and 2022, sales and marketing expense were $73,884 and $1,291,927, respectively.

General and Administrative

General and administrative expenses include personnel-related expenses incurred to support the Company's business, including legal, finance, compliance, human resources, customer support,

Note 1. Company and Summary of Significant Accounting Policies (Cont.):

General and Administrative (cont.)

executive, and other support operations. These costs include software subscriptions for support services, facilities, and other general overhead. General and administrative costs are expensed as incurred.

Stock-Based Compensation

The Company recognizes stock-based compensation expense using a fair-value based method for costs related to all equity awards granted under its equity incentive plans to employees, directors and non-employees of the Company including restricted stock, and restricted stock units ("RSUs"). The fair value of restricted stock and RSUs is estimated based on the fair value of the common stock on the grant date.

The Company estimates the fair value of stock options with only service-based conditions on the date of grant using the Black-Scholes-Merton option-pricing model. The model requires management to make a number of assumptions, including the fair value and expected volatility of the Company's underlying common stock price, expected life of the option, risk-free interest rate, and expected dividend yield. The fair value of the underlying stock is the fair value of the Company's common stock on the date of grant. The expected stock price volatility assumption for the Company's stock is determined by using a weighted average of the historical stock price volatility of comparable companies from a representative peer group, as sufficient trading history for the Company's common stock is not available. The Company uses historical exercise information and contractual terms of options to estimate the expected term. The risk-free interest rate for periods within the option's expected life is based on the U.S. Treasury zero coupon bonds with terms consistent with the expected term of the award at the time of grant. Stock-based compensation expense is recorded on a straight-line basis over the requisite service period. The Company has elected to account for forfeitures of awards as they occur, with previously recognized compensation reversed in the period that the awards are forfeited.

Income Taxes

The Company provides for income tax expenses or benefits, taking into consideration the effect of transactions reported, plus deferred income taxes that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using the tax rates and laws that are expected to prevail when the temporary differences reverse and are subject to taxation.

The Company files tax returns in the U.S. federal jurisdiction. The Company is subject to income tax examinations for the years 2020 and 2023.

AEXLAB, INC.
NOTES TO FINANCIAL STATEMENTS (CONT.)
December 31, 2023

Note 2. Property and Equipment:

Property and equipment consisted of the following on December 31, 2023, and 2022:

	2023	2022
Equipment	$ 371,835	$ 641,511
Furniture and Fixtures	94,615	99,343
	466,450	740,854
Less Accumulated Depreciaiton	(149,001)	(111,482)
	$ 317,449	$ 629,372

Depreciation expense for the years ended December 31, 2023, and 2022 were $123,053 and $97,513, respectively.

Note 3. Software Development:

Capitalized software development consisted of the following at December 31, 2023

	2023	2022
Cost	$ 5,116,753	$ 3,407,961
Less Accumulated Amortization	(1,916,978)	(212,998)
	$ 3,199,775	$ 3,194,963

Amortized expense for the years ended December 31, 2023 and 2022 were $1,703,980 and $212,998, respectively.

Note 4: Development Advance Liability:

On April 3, 2023, the Company signed a Distribution Agreement with Meta Platforms Technologies, LLC (f/k/a Facebook Technologies, LLC or Oculus VR, LLC). Under this agreement, Meta committed to providing the Company with a grant of $950,000 to support software development and interactive entertainment software products. These funds were to be disbursed in various installments contingent upon completing specific milestone deliverables. As of December 31, 2023, the Company had received payments totaling $700,000.

According to the agreement, once the software is deployed on the Facebook/Meta platform, Meta will retain fifty percent (50%) of the Company's revenue generated on their platform until the full $950,000 grant has been recouped. As of December 31, 2023, Meta has recouped $13,099 of the development advance. The outstanding development advance liability on December 31, 2023 was $686,901.

Note 5. Convertible Debt:

In 2023, the Company issued an additional six (6) unsecured 4% per annum convertible notes with a face value totaling $3,200,000, with a maturity date 24 months following the date of issuance. (Refer to Note 11, Subsequent Events). The notes were issued pursuant to the terms of a Convertible Note Purchase Agreement, dated March 17, 2022, entered into by the Company and the Investor. The principal balance and unpaid accrued interest on the notes will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient obtained by dividing the outstanding principal balance and unpaid accrued interest under each converting notes on the date of conversion by the applicable Conversion Price.

As of December 31, 2023 and 2022, all outstanding convertible note agreements totaled $7,375,000 and $4,175,000, respectively, plus accrued interest of $340,460 and $120,333, respectively.

Note 6. Income Taxes:

Deferred Income Tax (Benefit) Expenses for the years ended December 31, 2023 and 2022 consisted of the following:

	2023	2022
Income Tax Expense - Federal	$ -	$ -
Income Tax Expense - State	-	-
Total Income Tax Expense	$ -	$ -
Deferred Income Tax Benefit - Federal	$ 960,992	$ 844,765
Deferred Income Tax Benefit - State	266,337	234,125
Total Deferred Income Tax Benefit	$ 1,227,329	$ 1,078,890

As of the reporting date, management considers new positive and negative evidence that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, only the portion of the deferred tax asset management believes that is more likely than not that the total amount of the benefits will be realized. Accordingly, no valuation allowance was recognized for the years ended December 31, 2023 and 2022.

Note 7. Stock Conversion

During 2023, a total of 405,074 shares of Class B common stock were converted to Class A common stock as a result of sales by founders. The conversions occurred on two dates:

1. **June 22, 2023: 5,072 shares**
2. **August 1, 2023: 400,002 shares**

Note 7. Stock Conversion (cont.)

All conversions were on a one-to-one basis. The conversion did not impact the Company's outstanding shares or stockholders' equity. Class A shares have one vote per share, while Class B shares have 10 votes per share. The conversions were executed in accordance with the Company's amended certificate of incorporation dated May 8, 2023, which stipulates automatic conversion of Class B shares to Class A shares upon transfer, except for certain permitted transfers.

Note 8: Warrants

In November 2021, the Company issued 70 warrants in connection with a private offering. Each warrant gives the holder the right to purchase one share of the Company's Class A Common Stock at an exercise price of $0.01 per share. The warrants were issued as part of a price protection mechanism related to the investors' original stock purchases.

Key terms of the warrants include:

1. **Exercise Period: The warrants are exercisable starting from the date the Company's Board authorizes the subsequent equity financing and ending 15 days before the closing of such equity financing.**

2. **Anti-Dilution Protection: The number of shares issuable upon exercise of the warrants is subject to adjustment to prevent dilution in the event of certain equity issuances by the Company below a predetermined price threshold, subject to specified exceptions. This anti-dilution provision is designed to protect warrant holders from potential dilution resulting from future equity transactions by the Company.**

3. **Exercise: The warrants may be exercised for cash or cashless.**

4. **Expiration: The warrants will expire immediately before certain events, including the Company's subsequent significant equity financing or an initial public offering.**

The low exercise price of $0.01 per share reflects the warrants' function as a price protection mechanism, allowing investors to maintain their ownership percentage at a minimal cost if subsequent financing occurs at a lower valuation.

As of December 31, 2023, none of the warrants have been exercised, and all 70 remain outstanding.

Note 9. Stock-Base Compensation:

Options granted under the Plan may be either incentive stock options ("ISOs") or nonqualified stock options ("NSOs"). ISOs may be granted only to Company employees. NSOs may be granted to Company employees and non-employees.

Options under the Plan may be granted for contractual periods of up to ten years and at prices determined by the Company, provided, however, that the exercise price of an ISO and NSO shall not

Note 9. Stock-Base Compensation (cont.):

be less than 100% of the estimated fair value of the underlying shares on the date of the grant (110% if granted to a stockholder who owns more than ten percent of the total combined voting power of all classes of stock of the Company).

Stock Options

Activity of options outstanding are as follows:

2023							
Stock Options	Shares	Weighted Average Fair Value per Share	Total Fair Value	Weighted Average Exercise Price per Share	Total Exercise Price	Intrinsic Value per Share	Total Intrinsic Value
Beginning Outstanding	293,254	$ 14.00	$ 4,211,035	$ 8.32	$ 2,440,333	$ 14.68	$ 4,304,509
Unvested outstanding	230,669	$ 17.00	$ 3,817,376	$ 4.81	$ 1,108,800	$ 13.38	$ 3,087,231
Vested outstanding	62,585	$ 6.29	$ 393,660	$ 21.28	$ 1,331,533	$ 19.45	$ 3,480,991
Granted During Period	129,500	$ 1.65	$ 213,768	$ 1.83	$ 236,985	$ 0.06	$ 7,770
Exercised During Period	-	$ -	$ -	$ -	$ -	$ -	$ -
Cancelled During Period	(26,500)	$ 21.40	$ (567,205)	$ 1.61	$ (915,020)	$ 0.28	$ (7,335)
Repurchased During Period	-	$ -	$ -	$ -	$ -	$ -	$ -
Ending Outstanding	396,254	$ 11.54	$ 4,572,346	$ 6.65	$ 2,634,848	$ -	$ -
Ending Vested	262,230	$ 15.85	$ 4,157,073	$ 6.40	$ 1,678,353	$ -	$ -
Ending Unvested	134,024	$ 3.10	$ 415,273	$ 7.14	$ 956,495	$ -	$ -

Stock Options	Weighted Average Expected Term (years)	Weighted Average Remaining Contractual Term (years)	Weighted Average Remaining Expense Term (years)
Beginning Outstanding	5	9	1
Unvested outstanding	6	9	3
Vested outstanding	5	9	0
Granted During Period	-	10	1
Exercised During Period	-	-	-
Cancelled During Period	5	8	0
Repurchased During Period	-	-	-
Ending Outstanding	-	8	1
Ending Vested	-	7	1
Ending Unvested	-	8	2

Note 9. Stock-Base Compensation (cont.):

Stock Options (cont.)

2022

Stock Options	Shares	Weighted Average Fair Value per Share	Total Fair Value	Weighted Average Exercise Price per Share	Total Exercise Price	Intrinsic Value per Share	Total Intrinsic Value
Beginning Outstanding	345,254	$ 14.18	$ 4,896,265	$ 6.59	$ 2,276,413	$ 16.41	$ 5,664,429
Unvested outstanding	168,168	8.01	1,346,259	10	1,684,425	$ 12.98	2,183,439
Vested outstanding	177,086	20.05	3,550,006	3	591,987	$ 19.66	3,480,991
Granted During Period	37,000	0.05	1,850	23	851,000	$ -	-
Exercised During Period	-	-	-	-			
Cancelled During Period	(89,000)	7.72	(687,080)	8	(687,080)	$ 15.28	(1,359,920)
Repurchased During Period	-	-	-	-			
Ending Outstanding	293,254	$ 14	$ 4,211,035	$ 8.32	$ 2,440,333	$ 14.68	$ 4,304,509
Ending Vested	230,669	$ 17	$ 3,817,376	$ 4.81	$ 1,108,800	$ 13.38	$ 3,087,231
Ending Unvested	62,585	$ 6.29	$ 393,660	$ 21.28	$ 1,331,533	$ 19.45	$ 1,217,278

Stock Options	Weighted Average Expected Term (years)	Weighted Average Remaining Contractual Term (years)	Weighted Average Remaining Expense Term (years)
Beginning Outstanding	5	10	1
Unvested outstanding	6	10	2
Vested outstanding	5	10	0
Granted During Period	6	9	3
Exercised During Period			
Cancelled During Period	6	9	0
Repurchased During Period			
Ending Outstanding	5	9	1
Ending Vested	5	9	0
Ending Unvested	6	9	3

Unvested Stock Units

The activity of Unvested Stock Units outstanding under the Plan are as follows:

2023

Unvested Breakdown	Shares	Weighted Average Fair Value per Share	Total Fair Value	Weighted Average Exercise Price per Share	Total Exercise Price	Intrinsic Value per Share	Total Intrinsic Value
Beginning Unvested	62,585	$ 6.29	$ 393,660	$ 21.28	$ 1,331,533	$ 19.45	$ 1,217,278
Granted During Period	97,125	$ 1.65	$ 160,326	$ 1.83	$ 177,739	$ 0.06	$ 5,827
Vested During Period	(24,186)	$ 5.74	$ (138,736)	$ 21.43	$ (518,277)	$ -	$ -
Forfeited During Period	(1,500)	$ 22.68	$ (34,027)	$ 0.33	$ (495)	$ 1.56	$ (2,340)
Early Exercised During Period	-	$ -	$ -	$ -	$ -	$ -	$ -
Repurchased Unvested During Period	-	$ -	$ -	$ -	$ -	$ -	$ -
Ending Unvested	134,024	$ 3.10	$ 415,273	$ 7.14	$ 956,495	$ -	$ -

Unvested Breakdown	Weighted Average Expected Term (years)	Weighted Average Remaining Contractual Term (years)	Weighted Average Remaining Expense Term (years)
Beginning Unvested	6	9	3
Granted During Period	-	10	1
Vested During Period	5	2	8
Forfeited During Period	5	8	2
Early Exercised During Period	-	-	-
Repurchased Unvested During Period	-	-	-
Ending Unvested	-	8	2

Note 9. <u>Stock-Base Compensation (cont.):</u>

Unvested Stock Units (cont.)

2022							
Unvested Breakdown	Shares	Weighted Average Fair Value per Share	Total Fair Value	Weighted Average Exercise Price per Share	Total Exercise Price	Intrinsic Value per Share	Total Intrinsic Value
Beginning Unvested	168,168	$ 8.01	$ 1,346,259	$ 10.02	$ 1,684,425	$ 12.98	$ 2,183,439
Granted During Period	37,000	0.05	1,850	$ 23.00	851,000	-	-
Vested During Period	(53,583)	4.99	(267,369)	$ 9.65	(517,092)	8	(424,760)
Forfeited During Period	(89,000)	7.72	(687,080)	$ 7.72	(686,800)	15	(541,400)
Early Exercised During Period	-	-	-	-	-	-	-
Repurchased Unvested During Period	-	-	-	-	-	-	-
Ending Unvested	62,585	$ 6.29	$ 393,660	$ 21.28	$ 1,331,533	$ 19.45	$ 1,217,278

Unvested Breakdown	Weighted Average Expected Term (years)	Weighted Average Remaining Contractual Term (years)	Weighted Average Remaining Expense Term (years)
Beginning Unvested	6	10	2
Granted During Period	6	9	3
Vested During Period	6	9	1
Forfeited During Period	6	9	0
Early Exercised During Period			
Repurchased Unvested During Period			
Ending Unvested	6	9	3

Note 10. <u>Operating Lease:</u>

In May 2021, the Company signed an operating lease agreement that commenced May 5, 2021 and is for a term of thirty-nine (39) months. Per the lease agreement provisions, the Company received three months' rent abatement following the commencement date. The agreement was subsequently amended to include additional space and the monthly base rent, was $16,976, plus sales tax, with incremental 3% increases each twelve months thereafter. The lease requires variable payments for the Company's proportionate share of the building's property taxes, insurance, and common aera maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The lease cost under this agreement for the years ended December 31, 2023 and 2022 was $214,469 and 212,411, respectively.

Amounts reported in the balance sheet as of December 31, 2023 and 2022 were as follows:

	2023	2022
Operaqting lease ROU Asset	$126,961	$ 191,211
Operating lease liability	$133,440	$ 201,002

Note 10. Operating Lease (cont.):

The maturity analysis of this non-cancelable operating lease agreement as of December 31, 2023 and 2022 are as follows:

	2023	2022
2023	$ -	$ 127,856
2024	134,260	76,283
	134,260	204,139
	(824)	(3,137)
	$ 133,436	$ 201,002

Note 11. Contingencies:

The Company is presently in the discovery phase of a litigation claim whereby the defendant seeks $100,000 in damage for wrongful termination. Based on the information currently available, management believes it is more probable than not that the Company will prevail in its defense. As the potential impact is not expected to have a material adverse effect on the Company's financial position or results of operations or cash flow, no contingent liability has been recorded in these financial statements.

Note 12. Concentration of Credit Risk:

The Company maintains cash balances in two financial institutions located in Florida. The Federal Deposit Insurance Corporation ("FDIC") provides full insurance coverage for deposit balances up to $250,000 per customer at each financial institution. Additionally, the Security Investor Protection Corporation (SPIC) provides insurance coverage for up to $500,000 per customer account, with a $250,000 limit specifically for cash. On December 31, 2023 and 2022, the Company had $975,368 and $3,323,282 in uninsured cash balances, respectively.

For 2023 and 2022, sixty-nine percent (69%) and one-hundred percent (100%) of the Company's earned revenue, respectively, came from a single distributor providing the online delivery subscription system for the Company's VAIL VR gaming program. However, in November 2023, the Company began generating revenue from a second distributor Meta Platforms Technologies, LLC (formerly Facebook Technologies, LLC), which accounted for sixty-eight percent (68%) of the revenue over the two-month period.

Note 11. Subsequent Events:

The Company has evaluated subsequent events occurring after the balance sheet date up to July 31, 2024, the date of the financial report. The following events have been identified and analyzed for appropriate accounting treatment:

Note 13. Subsequent Events (cont.):

- **In January and March 2024, the Company issued an additional six unsecured 4% per annuum convertible notes with combined face value of $1,000,000. These notes, issued under the Convertible Note Purchase Agreement, dated March 17, 2022, will mature July 10, 2026 as per the amendment agreement signed on July 10, 2024.**

- **In February 2024, following negotiation with the lessor, the Company relinquished a portion of the space under its operating lease agreement. This agreement was subsequently terminated in full two months before its expiration.**

- **In February 2024, the Company completed developing version 1.0 of Vail VR, an interactive entertainment software that enables cross-platform support. It was released for use on February 15, 2024.**

- **On May 15, 2024, the Company issued an additional 15,000 in stock options to employees and consultants. The options have an exercise price of $1.89.**

- **On July 10, 2024, the Company signed an amendment to the Convertible Note Purchase Agreement. This amendment modified the terms of the original Convertible Note Purchase Agreement, dated March 17, 2022, between the Company and the Investor. The new maturity date for all issued convertible notes will be July 10, 2026.**

AEXLAB, INC.
SCHEDULE I - GENERAL AND ADMINISTRATIVE EXPENSES
For the Years Ended December 31,

	2023	2022
General and administrative expenses:		
Automobile expense	$ 268	$ 384
Bank service charges	5,395	7,002
Business licenses and taxes	28,596	18,766
Computer and internet expense	200,367	138,454
Depreciation and amortization	1,827,033	310,511
Digital content distribution	70,260	55,475
Dues and subscription	266,026	155,282
Employee benefits	77,963	70,445
Insurance	9,527	13,635
Meals and entertainment	120,219	153,305
Office expense	98,988	109,561
Operating lease expense	229,061	276,069
Payroll cost	893,379	1,238,992
Professional fees	305,885	361,133
Recuriting	3,650	9,050
Repairs and maintenance	1,428	3,392
Travel	138,786	118,768
Utilities	7,872	6,632
	$ 4,284,703	$ 3,046,856

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Virtual Reality Technology and Games

AEXLAB, a Miami-based company, has established itself as a leading virtual reality developer and publisher, earning critical acclaim. Its flagship product, VAIL VR, has been developed to showcase AEXLAB's software technologies. VAIL VR is a top selling, a top rated, and a most popular title in the Meta Quest store. This investment round will serve to expand the VAIL VR franchise and leverage its technologies for more apps and games.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


AEXLAB
INVEST IN VIRTUAL REALITY

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$36.52 Per Share

MIN INVEST
$292.16

VALUATION
$108.29M

REASONS TO INVEST

- TOP TIER INVESTORS: Valor Equity, Fuel Venture Capital, Hartmann Capital, Subversive Capital, Craig Robins, loomdart. One of the most funded VR companies on StartEngine. Partnerships include Meta, and Sony.

- BOOMING MARKET: Over 30M Meta Quest Headsets have been sold, outselling Microsoft's Xbox. The VR gaming market is expected to grow from $22.6B in 2024 to $189.2B by 2032, growing at a projected CAGR of 30.4%.

- TRACTION: Over $5.5M in revenue and critical acclaim. VAIL VR is the winner of VR Game of the Year (Webby People's Voice, 2024) and a top selling, a top rated, and a most popular title in the Meta Quest store.

TEAM



Jonathan Ovadia • Co-founder, CEO and principal accounting officer

A VR evangelist and seasoned gamer with thousands of hours logged in VR since 2016, Jonathan has built one of the largest VR communities from the ground up. With community support, he's prioritized and delivered quality features unrivaled in the space and equity crowdfunded $2mm from 1,500 users.

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Albert Ovadia • Co-founder and CTO

Albert is at the helm of programming and systems architecture for AEXLAB. An intrepid technologist, member of the Audio Engineering Society, and gamer. He works to challenge the status quo in virtual reality experiences.

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FUEL
VENTURE CAPITAL

Jeffrey Scott Ransdell • Director

Jeff is a seasoned financial executive with over 30 years of experience guiding financial advisors and clients through wealth management, asset allocation, and market evolution. As a former Managing Director and Market Executive at Merrill Lynch, he oversaw $130 billion in client assets, a $1.5 billion P&L, and 2,000+ employees across multiple regions. Recognizing the shift of investment opportunities from public to private markets, he founded Fuel Venture Capital in 2017 to provide private clients access to high-growth, disruptive technologies. His investment philosophy—"founder-focused, investor-driven"—is shaped by decades of experience in wealth management and banking. Fuel VC continues his mission of empowering financial advisors and their clients to invest in the next generation of innovation.

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THE PITCH

A New Era of Social, Immersive Gaming

The gaming industry has become a giant in entertainment, now earning more than music and movies combined. With $184.4 billion in revenue in 2022, gaming isn't just for hardcore fans anymore—it's a global phenomenon. Digital platforms like Twitch and YouTube have transformed how gamers connect, making it easier for brands to engage with dedicated audiences. This shift has opened up exciting opportunities for creative collaborations and targeted marketing, making gaming a key player in shaping the future of entertainment.


GAMING REVENUE BEATS MUSIC AND MOVIES COMBINED
2022 REVENUE
CONSOLE
VR
PC
MOBILE
MUSIC
$26.2B
MOVIES
$26B
GAMING
$184.4B

Source

Major companies including Meta, Apple, Google, Sony, and HTC are competing to own their share of the next major hardware platform.


FINAL FRONTIER
VIRTUAL REALITY
ARCADE
CONSOLE
PC
MOBILE
VR
PAC-MAN
SPACE INVADERS
SUPER MARIO
CALL OF DUTY
MINECRAFT
COUNTER STRIKE
CALL OF DUTY MOBILE
Candy Crush
HALF-LIFE ALYX
VAIL

We believe AEXLAB has an early mover advantage, a proven team, and a major VR live service multiplayer game franchise. With each additional investor that joins, we believe AEXLAB further cements itself as the community owned market leader for the platforms of tomorrow.

> “MOBILE IS THE PLATFORM OF TODAY, AND NOW WE’RE ALSO GETTING READY FOR THE PLATFORMS OF TOMORROW.”
>
> MARK ZUCKERBERG
> FOUNDER AND CEO OF META

**The above testimonial may not be representative of the opinions or experiences of other experts and is not a guarantee of future performance or success.*

THE FLAGSHIP PRODUCT

Introducing VAIL VR

VAIL VR is a rising franchise with a global fan base and an ideal showcase of the technologies developed by AEXLAB. It’s consistently a top selling, top rated, and most popular title in the Meta Quest store. As a live service game, every software update further strengthens its market position.

AEXLAB's first goal was to solidify the infrastructure needed to be able to develop premium VR multiplayer titles efficiently. With the technologies, pipelines, tools, and back-end proven and stable, the team is now ramping up the development of content to further strengthen its market position.


ONLY THE BEGINNING...
THE BLUEPRINT FOR A BEST SELLING
VIRTUAL REALITY GAME FRANCHISE


ENGINE
THE INFRASTRUCTURE TO DEVELOP VR MULTIPLAYER AAA TITLES
PVP
PHYSICS BASED UNPARALLELED COMBAT, HIGH FIDELITY SIMULATED FIREARMS, FULL-BODY INVERSE KINEMATICS
ESPORTS
GLOBAL FANBASE, ONLINE AND IN-PERSON TOURNAMENTS
SOCIAL
SOCIAL HUB, FRIENDS AND PARTIES, AVATAR CUSTOMIZATION, SPATIAL AUDIO
EXTRACTION
DYNAMIC NPCS, ADAPTIVE AI THREATS, ENVIRONMENTAL HAZARDS
BATTLE ROYALE
LARGE SCALE SURVIVAL, EXPLORATION, SCAVENGING
CAMPAIGN
SOLO OR WITH FRIENDS, DISCOVER THE VAST WORLD OF VAIL VR
UGC
USER GENERATED LEVELS, GAME MODES, COSMETICS, UNKNOWN

**The above timeline represents the planned roadmap for the company. There is no guarantee that every element of the roadmap will be achieved.*

THE TRACTION AND BUSINESS MODEL

Positioned to Capture Market Share

Since VAIL VR's official 1.0 release on Meta Quest and Steam in February 2024, the community response has been unbelievable. There is truly something special when you have thousands of like-minded individuals all working towards the same goal.



TRACTION
VAIL VR IN NUMBERS
$5.5M+
LIFETIME COMPANY REVENUE
1.1M+
LIFETIME VAIL VR ACCOUNTS
365K+
MONTHLY ACTIVE GAMERS
DECEMBER 2024
1693%+
AVG MONTHLY YoY REVENUE GROWTH
2023 - 2024
40K+
X FOLLOWERS
50K+
DISCORD MEMBERS
240K+
TIKTOK FOLLOWERS
MONTHLY ACTIVE GAMERS
NUMBER OF MONTHLY UNIQUE ACTIVE USERS (2024)


UNIQUE ACTIVE USERS
USERS
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
(2024)
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEPT
OCT
NOV
DEC
MONTH-TO-MONTH 2024
1693%+
AVG YoY GROWTH
Meta
STEAM

Since day one, AEXLAB has focused on building a community of like-minded gamers with a vision for excellence. The company's vision to make art on a massive scale has resonated with both industry critics and gamers alike.

CRITICALLY ACCLAIMED, COMMUNITY LOVED

BACKED BY THE PEOPLE


FINALIST
VR AWARDS
VR Game of the Year
2022
PEOPLE'S VOICE BEST VR GAME
2024
WEBBY AWARD WINNER
VAIL
WINNER
BEST SOCIAL/INTERACTIVE
2024
VR GAME OF THE YEAR
AIXR AWARDS
FINALIST
PEOPLES VOICE BEST VR GAME
THE WEBBY AWARDS
WINNER
BEST SOCIAL INTERACTIVE GAME
VRDB AWARDS
WINNER

Full Reviews

**The above testimonials may not be representative of the opinions or experiences of other users and are not a guarantee of future performance or success.*


4.8
30,000+ REVIEWS [META + STEAM]
AN ABSOLUTE MUST !!!!
20 days ago
I bought over a hundred titles and the only game that I play on daily basis is Vail VR!!!! It is absolutely addictive, the progression system is one of the best and it is soo rewarding when u get better at the game! The game modes are amazing and the community is incredible, u often encounter devs in the matches and that makes u feel quite special :-) And the constant updates tells u a lot about the bright future of this game!! I strongly recommend u buy it, definitely worth every penny!!!
Guyooo
Helpful | 13
SEE FULL REVIEWS ON VAIL VR'S META + STEAM STORE

**The above testimonials may not be representative of the opinions or experiences of other users and are not a guarantee of future performance or success.*

> "THE FIRST AAA VR SHOOTER."
>
> @HABIE147
>
> VR CONTENT CREATOR OF THE YEAR BY AIXR

**The above testimonials may not be representative of the opinions or experiences of other users and are not a guarantee of future performance or success.*

AEXLAB is building multiple revenue streams that, together, form economies of scale for more apps and games.


REVENUE STREAMS
ECONOMIES OF SCALE
IN-GAME PURCHASES
GAME SALES
IP LICENSING
MERCH
ESPORTS
PUBLISHER AND DEVELOPER SERVICES

AEXLAB's first outside capital came from the StartEngine community in 2021. Since then, AEXLAB has attracted investment and support from top-tier venture capitalists. Now that VAIL VR 1.5 has launched and the next phase is here, the community is invited to join in on the journey.


INVESTORS
$15M+ RAISED
FUEL
VENTURE CAPITAL
Craig Robins
SUBVERSIVE
loomdart
HARTMANN CAPITAL
VALOR
EQUITY PARTNERS

THE OPPORTUNITY AND OUR MARKET

VR Gaming Market Worth $189.2 Billion by 2032

We believe virtual reality is where the internet was 20 years ago. It's a nascent, high-growth market that has the power to change everything. Meta Quest has surpassed 30 million headsets sold. With mega giants like Apple and Microsoft entering the industry, the industry is poised for exponential growth.


META QUEST
SURPASSES 30 MILLION SALES

Virtual reality, just like the major technical revolutions before it, has been in existence for a while. It has required a combination of technological innovations, market conditions, and user applications for it to reach the major growth inflection point.

VIRTUAL REALITY GAMING MARKET SIZE PROJECTIONS



$189.2B
100
80
60
40
20
0
Market Size (Billions of USD)
$145.1B
$111.3B
$85.3B
$65.4B
$50.2B
$38.5B
$29.5B
$22.6B
$18B
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032

Source

The global virtual reality gaming market size was $18B in 2023. The market is projected to grow from $22.6 billion in 2024 to $189.2 billion by 2032, at a CAGR of 30.4% over the forecast period.[1]

The demand for virtual reality in gaming is primarily driven by the rising adoption of advanced VR hardware and accessories among gamers.

CONTENT, TECHNOLOGY, AND SOCIAL COMMERCE ARE CONVERGING


GAMES
TECH IP
CREATIVE IP
CONTENT
$307B
GAMING MARKET BY 2027
$244.8B
GLOBAL VR MARKET BY 2032
3.2B
PLAYERS IN 2022
TECHNOLOGY
$13T
GLOBAL METAVERSE MARKET BY 2030
5B
USERS
SOCIAL COMMERCE
$584.9B
GLOBAL SOCIAL COMMERCE MARKET

Source | Source | Source | Source | Source

Software is one of the key components in the gaming market, and this segment is expected to grow at a significant CAGR during the forecast period. It is available in authoring systems and toolkits, which comprise precise libraries and advanced programs to create gaming applications. The content segment is set to gain rapid growth during the forecast period. The increasing demand for interactive games is driving innovative gaming content production.

> "IT'S NO LONGER JUST PLAYING A GAME WITH FRIENDS, YOU CAN BE IN THE GAME WITH THEM."
>
> SATYA NADELLA
> CHAIRMAN AND CEO OF MICROSOFT

Source

**The above testimonial may not be representative of the opinions or experiences of other experts and is not a guarantee of future performance or success.*

WHY INVEST

Invest in the Future of VR



INVEST IN THE FUTURE OF VR

JOIN IN ON THE AEXLAB JOURNEY AND BE PART OF THE FUTURE OF VIRTUAL REALITY

AEXLAB’s mission is to build a VR powerhouse and push the boundaries of the industry. With a thriving community, core infrastructure, and dedicated team, this is just the beginning.

> “GAMING HAS ALWAYS BEEN A SOCIAL EXPERIENCE, AND THESE TRENDS HAVE ONLY ACCELERATED IN RECENT YEARS. WHILE THE LAST DECADE WAS ALL ABOUT LEAVING BEHIND TRADITIONAL MEDIA FOR SOCIAL MEDIA, THIS NEXT ONE WILL BE ABOUT LEAVING BEHIND SOCIAL MEDIA FOR INTERACTIVE MEDIA.”
>
> ALBERT OVADIA
> FOUNDER AND CTO OF AEXLAB

**The above testimonial may not be representative of the opinions or experiences of other experts and is not a guarantee of future performance or success.*

By investing in AEXLAB, you'll have the opportunity to help shape the future of immersive gaming. You’ll be added to an exclusive Discord channel for investors where you’ll be able to provide feedback, influence, and stay up to date on all things AEXLAB.

Become a part of AEXLAB and join industry leaders and passionate gamers. Collective intelligence is the key to success.

Join in on the AEXLAB journey. Invest in the future of VR today.

AEXLAB

THE POWERHOUSE

PUBLISHING

META
RELEASED
FEBRUARY 2024

STEAM
RELEASED
NOVEMBER 2022

PSVR COMING SOON

PICO COMING SOON

APPLE COMING SOON

PARTNERS

COMMUNITY
225K+ GAMERS

LIV
MIXED REALITY
CAPTURE AND
STREAMING TECH

VRML
ESPORTS

TECHNOLOGY

GAMES ENGINE
HIGH PERFORMANCE
OPTIMIZATION FOR
STANDALONE AND PCVR

VR FULL BODY PRESENCE
FULL BODY IK

VR PHYSICS
REALISTIC PHYSICS
SIMULATION AND
INTERACTION WITH THE
ENVIRONMENT

AUDIO
IMMERSIVE 3D
SPATIAL AUDIO

R&D
DEVELOPMENT OF NEW
VR TECHNOLOGIES AND
INTERACTION METHODS

UI/UX/XR
OPTIMIZED FOR VR

FULL CROSS-PLATFORM
ONE BRANCH FOR THE

INFRASTRUCTURE

MULTIPLAYER REPLICATION
LOW LATENCY
HIGH FIDELITY
REPLICATION

PLAYER IDENTITY
SHARED IDENTITY
ACROSS MULTIPLE
PLATFORMS

INVENTORY
ITEM STORAGE, IN-GAME
PURCHASES,
DOWNLOADABLE
CONTENT

CUSTOMIZATION
CUSTOM USER
SETTINGS AND
HUMAN EXPRESSION

TEAM

ENGINEERS
40+ YEARS OF
COLLECTIVE VR
PROGRAMMING


GAME ACROSS
MULTIPLE PLATFORMS
DESIGNERS
35+ YEARS OF
COLLECTIVE DESIGN
ARTISTS
60+ YEARS OF
COLLECTIVE ART
VAIL

ABOUT

HEADQUARTERS
4300 Biscayne Blvd, Suite 203
Miami, FL 33137

WEBSITE
View Site

AEXLAB, a Miami-based company, has established itself as a leading virtual reality developer and publisher, earning critical acclaim. Its flagship product, VAIL VR, has been developed to showcase AEXLAB's software technologies. VAIL VR is a top selling, a top rated, and a most popular title in the Meta Quest store. This investment round will serve to expand the VAIL VR franchise and leverage its technologies for more apps and games.

TERMS

AEXLAB

Overview

PRICE PER SHARE
$36.52

VALUATION
$108.29M

DEADLINE
Mar. 13, 2025 at 7:24 PM UTC

FUNDING GOAL
$10K - $4.94M

Breakdown

MIN INVESTMENT
$292.16

OFFERING TYPE
Equity

MAX INVESTMENT
$999,954.12

SHARES OFFERED
Class A Common Stock

MIN NUMBER OF SHARES OFFERED
273

MAX NUMBER OF SHARES OFFERED
135,275

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$3,501,163	$3,962,176
Cash & Cash Equivalents	$1,708,830	$3,574,847
Accounts Receivable	$276,087	$42,699
Short-Term Debt	$686,778	$722,129
Long-Term Debt	$8,061,901	$4,250,813
Revenue & Sales	$234,201	$185,017
Costs of Goods Sold	$4,700,247	$4,626,655
Taxes Paid	$0	$0
Net Income	-$3,675,269	-$3,331,229

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Testing the Waters Reservations Page Bonus

Reservation Holders in AEXLAB are eligible for 5% additional bonus shares

Loyalty Bonus

As you are a Previous Investors & Pre-Identified Potential Investors in AEXLAB, you are eligible for 5% additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $438+ in the first 2 weeks of the offering and receive 2% bonus shares.

Early Bird 2

Invest $500+ in the first 2 weeks of the offering and receive 4% bonus shares.

Early Bird 3

Invest $1,000+ in the first 2 weeks of the offering and receive 6% bonus shares.

Early Bird 4

Invest $2,500+ in the first 2 weeks of the offering and receive 8% bonus shares.

Early Bird 5

Invest $5,000+ in the first 2 weeks of the offering and receive 10% bonus shares.

Early Bird 6

Invest $10,000+ in the first 2 weeks of the offering and receive 12% bonus shares.

Amount-Based Perks

Tier 1 Perk

Invest $438+ and receive an Investor Discord Role, Early Access to Testing Builds, In-Game Investor Certification, and In-Game Helm Cosmetic.

Tier 2 Perk

Invest $500+ and receive an Investor Discord Role, Early Access to Testing Builds, 2 Game Keys, In-Game Investor Certification, and In-Game Helm Cosmetic + In-Game Glove and Body design + 2% Bonus Shares.

Tier 3 Perk

Invest $1,000+ and receive an Investor Discord Role, Early Access to Testing Builds, 2 Game Keys, Chance to Participate in Next Game Trailer and In-Game Investor Certification, and In-Game Helm Cosmetic + In-Game Glove and Body design + In-Game Primary and Secondary Cosmetic + 4% Bonus Shares.

Tier 4 Perk

Invest $2,500+ and receive an Investor Discord Role, Early Access to Testing Builds, 2 Game Keys, Merch Box*, Chance to Participate in the Next Game Trailer and In-Game Investor Certification + In-Game Helm Cosmetic + In-Game Glove and Body design + In-Game Primary and Secondary Cosmetic + In-Game Knife Cosmetic and 6% Bonus Shares.

Tier 5 Perk

Invest $5,000+ and receive an Investor Discord Role, Early Access to Testing Builds, 2 Game Keys, Merch Box*, Chance to Participate in the Next Game Trailer and Collaborate on In-Game Easter Egg in the Game + In-Game Investor Certification + In-Game Helm Cosmetic + In-Game Glove and Body design + In-Game Primary and Secondary Cosmetic + In-Game Knife Cosmetic and 8% Bonus Shares.

Tier 6 Perk

Invest $10,000+ and receive an Investor Discord Role, Early Access to Testing Builds, 2 Game Keys, Merch Box*, Chance to Participate in the Next Game Trailer and Collaborate on In-Game Easter Egg in the Game + In-Game Investor Certification + In-Game Helm Cosmetic + In-Game Glove and Body design + In-Game Primary and Secondary Cosmetic + In-Game Knife Cosmetic + Collaborate with us on Custom In-Game Cosmetic + Invitation to AEXLAB office for lunch with CEO and 10% Bonus Shares.

**Merch Box is eligible in the USA Only*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

AEXLAB, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $36.52/ share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $3,652. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus and the Testing the Waters Reservations Page Bonus in addition to the aforementioned bonus.

PRESS

Stealth Optional

VAIL VR is a Window into the Future of Virtual Reality FPS Games

View Article

South Florida Tech Hub

AEXLAB's VAIL VR Launches on Meta Quest Store After Successful $5 Million Raise

View Article

Refresh Miami

AEXLAB Team Launches VAIL VR, Part of VR Game Engine for Multiplayer Games

View Article

Upload VR

VAIL 1.0 Launches for Meta Quest and Steam VR

View Article

Forbes

Forbes 30 Under 30

View Article

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

- Here at XLAB, we're trying to create the world's best virtual reality first person shooter franchise. - The first few years we were working out of a storage unit in Miami.

It had no windows, it had no natural light. We were able to isolate ourselves and just work. - As we continued developing Vale, we wanted to do it with the community and we didn't want to be held back by publishers and loser creative control.

We went to the public and we asked for help. In 2021, we raised over $2 million thanks to the Start Engine community. The support of the community is what gave us the boost we needed to continue developing Veil until finally in 2024,

we launched Veil 1 .0 cross -platform on SteamVR and MetaQuest. So Veil is built on a highly customized version of Unreal Engine 5,

we're making use of much of the most recent and amazing technology from Epic Games in Unreal Engine 5. Maintaining this engine is something we care very much about because we want to continue to scale and grow horizontally and vertically and leverage what we've built for more titles and apps.

Now that we've got all these pipelines, we have what we feel is the dream team in VR, we're very excited to build this universe of apps and games,

all making the best use possible of what we've already built. We've come a long way since our first start engine campaign, but we're just getting started. We were founded by the community,

and everything we do here is for the community. As we continue to grow alongside VR, we plan on continuing to build a whole universe of experiences across multiple genres and franchises.

We want to build it for you, for our community. - We've already done the hard work, one could say. So it's just about taking the next step. - Invest today and help build the future of VR gaming.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:15 PM 05/12/2023
FILED 04:15 PM 05/12/2023
SR 20232017075 - File Number 4750983

CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF AEXLAB INC.

AEXLAB INC. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation filed with the Secretary of State on February 16, 2021 (the "**Certificate of Incorporation**").

2. Section 1.7 of Article V of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

1.7 "**Permitted Transfer**" shall mean, and be restricted to:

(a) any Transfer of a share of Class B Common Stock: (i) by a Qualified Stockholder to one or more Family Members of such Qualified Stockholder, or any Permitted Entity of such Qualified Stockholder; (ii) by a Permitted Entity of a Qualified Stockholder to such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or any other Permitted Entity of such Qualified Stockholder; or (iii) approved by the Board; and

(b) any Transfer of a share of Class A Common Stock approved by the Board.

3. Section 5 of Article V of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

5. __Conversion of the Class B Common Stock__. The Class B Common Stock will automatically be converted into one fully paid and nonassessable share of Class A Common Stock, as follows:

(a) on the affirmative election of such holder; or

(b) on the occurrence of a transfer of such share of Class B Common Stock, other than a Permitted Transfer.

On the occurrence of the conversion events specified in this Section 5, such conversion will occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares, if any such certificates have been issued, are surrendered to the Company or its transfer agent; provided, however, that the Company will not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable on such conversion unless the certificates evidencing such shares of Class B Common

Stock, if any such certificates have been issued, are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such lost, stolen, or destroyed certificates. On the occurrence of such automatic conversion of the Class B Common Stock, the holders of Class B Common Stock so converted will surrender the certificates representing such shares, if any such certificates have been issued, at the office of the Company, or any transfer agent, in exchange for the Class A Common Stock. Thereupon, if requested by any holder of Class B Common Stock, there will be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, if any such certificates have been issued, a certificate or certificates for the number of shares of Class A Common Stock into which the shares of Class B Common Stock surrendered were convertible on the date on which such automatic conversion occurred.

4. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

5. All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Jonathan Ovadia, its CEO, this 10th day of May, 2023.

By */s/ Jonathan Ovadia*
Jonathan Ovadia
CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:48 PM 02/16/2021
FILED 02:48 PM 02/16/2021
SR 20210477338 - File Number 4750983

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF AEXLAB INC.

Aexlab Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Aexlab Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on January 15, 2021.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I

NAME

The name of this corporation is Aexlab Inc. (the "***Company***").

ARTICLE II

REGISTERED AGENT

The address of the registered office of the Company in the 16192 Coastal Highway, in the city of Lewes, County of Sussex, State of Delaware 19958 and the name of the registered agent of the corporation in the State of Delaware at such address is Harvard Business Services, Inc.

ARTICLE III

PURPOSE

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

AUTHORIZED STOCK

1. **Authorized Shares**. This Company is authorized to issue two classes of stock to be designated, respectively, "***Common Stock***" and "***Preferred Stock.***" The total number of shares of Common Stock authorized to be issued is 7,000,000 shares, $0.00001 par value per share, 5,000,000 of which are designated "***Class A Common***

Stock", 2,000,000 of which are designated "***Class B Common Stock.***" The total number of shares of Preferred Stock authorized to be issued is 1,000,000 shares, $0.00001 par value per share.

2. **Preferred Stock**. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors (the "***Board***") is hereby expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law. The Board is also expressly authorized to increase or decrease the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series of Preferred Stock, but not below the number of shares of such series of Preferred Stock then outstanding. In case the number of shares of any series of Preferred Stock shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series of Preferred Stock. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

ARTICLE V

TERMS OF CLASSES AND SERIES

The rights, preferences, privileges, restrictions and other matters relating to the Common Stock are as follows:

1. **Definitions**. For purposes of this Article V, the following definitions apply;

1.1 "Family Member" shall mean with respect to any natural person who is a Qualified Stockholder, the spouse, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Qualified Stockholder.

1.2 "Final Conversion Date" means the date fixed by the Board that is no more than 180 days following the date that no shares of Class B Common Stock are outstanding.

1.3 "IPO Date" means the first date that a class of the Company's shares have been listed for trading on the New York Stock Exchange, NASDAQ Global Select Market or NASDAQ Global Market or any successor markets or exchanges.

1.4 "Qualified Stockholder" shall mean (a) any registered holder of a share of Class B Common Stock and (b) any Permitted Transferee.

1.5 "Permitted Entity" shall mean with respect to a Qualified Stockholder (a) a Permitted Trust (as defined below) solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, or (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder.

1.6 "Transfer" of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a

binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; provided, however, that the following shall not be considered a "Transfer" within the meaning of this Article V:

(a) the granting of a revocable proxy to officers or directors of the Company at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders;

(b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (i) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (ii) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; or

(c) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer".

A "Transfer" shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (i) an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity or (ii) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis, from and after the IPO Date, of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are, as of the IPO Date, holders of voting securities of any such entity or Parent of such entity. "Parent" of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

1.7 "Permitted Transfer" shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:

(a) by a Qualified Stockholder to (i) one or more Family Members of such Qualified Stockholder, or (ii) any Permitted Entity of such Qualified Stockholder;

(b) by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (ii) any other Permitted Entity of such Qualified Stockholder; or

(c) approved by the Board.

1.8 "Permitted Transferee" shall mean a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

1.9 "Permitted Trust" shall mean a bona fide trust where each trustee is (a) a Qualified Stockholder, (b) Family Member or (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

1.10 "Voting Control" shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

2. **Identical Rights**. Except as otherwise provided in this Amended and Restated Certificate of Incorporation ("***Restated Certificate***") or required by applicable law, shares of Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of

the corporation but excluding voting as described in Section 3 below), share ratably and be identical in all respects as to all matters, including:

2.1 Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board. Any dividends paid to the holders of shares of Common Stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of Common Stock treated adversely, voting separately as a class.

2.2 The Company shall not declare or pay any dividend or make any other distribution to the holders of Common Stock payable in securities of the Company unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of Common Stock; provided, however, that (i) dividends or other distributions payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock may be declared and paid to the holders of Class A Common Stock without the same dividend or distribution being declared and paid to the holders of the Class B Common Stock if, and only if, a dividend payable in shares of Class B Common Stock or rights to acquire shares of Class B Common Stock are declared and paid to the holders of Class B Common Stock at the same rate and with the same record date and payment date; and (ii) dividends or other distributions payable in shares of Class B Common Stock or rights to acquire shares Class B Common Stock may be declared and paid to the holders of Class B Common Stock without the same dividend or distribution being declared and paid to the holders of the Class A Common Stock if, and only if, a dividend payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock are declared and paid to the holders of Class A Common Stock at the same rate and with the same record date and payment date; and provided, further, that nothing in the foregoing shall prevent the Company from declaring and paying dividends or other distributions payable in shares of one class of Common Stock or rights to acquire one class of Common Stock to holders of all classes of Common Stock.

2.3 If the Company in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, then the outstanding shares of all Common Stock will be subdivided or combined in the same proportion and manner.

3. **Voting Rights.**

3.1 Common Stock.

(a) Class A Common Stock. Except as required by law, the Class A Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter; provided, that, upon and following the Final Conversion Date, each holder of a share of Class A Common Stock shall be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

(b) Class B Common Stock. Each holder of shares of Class B Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

3.2 General. Except as otherwise expressly provided herein or as required by law, the holders of Class A Common Stock and Class B Common Stock will vote together and not as separate series or classes.

3.3 Authorized Shares. The number of authorized shares of Common Stock or any class thereof may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority Class B Common Stock.

3.4 Election of Directors. Subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, prior to the Final Conversion Date the holders of Class B Common Stock shall be entitled to elect, remove and replace all directors of the Company, and following the Final Conversion Date, the holders of Common Stock, voting together as a single class, shall be entitled to elect, remove and replace all directors of the Company.

4. **Liquidation Rights**

In the event of a Liquidation Event, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class; provided, however, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock in connection with any Liquidation Event pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be "distribution to stockholders" for the purpose of this Section 4.

5. **Conversion of the Class B Common Stock**. The Class B Common Stock will automatically be converted into one fully paid and nonassessable share of Class A Common Stock, as follows:

(a) on the affirmative election of such holder; or

(b) on the occurrence of a Transfer of such share of Class A Common Stock, other than a Permitted Transfer.

On the occurrence of the conversion events specified in this Section 5, such conversion will occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company will not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable on such conversion unless the certificates evidencing such shares of Class B Common Stock, if any such certificates have been issued, are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. On the occurrence of such automatic conversion of the Class B Common Stock, the holders of Class B Common Stock so converted will surrender the certificates representing such shares at the office of the Company or any transfer agent for the Class A Common Stock. Thereupon, if requested by any holder of Class B Common Stock, there will be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Class A Common Stock into which the shares of Class B Common Stock surrendered were convertible on the date on which such automatic conversion occurred.

6. **Reservation of Stock Issuable Upon Conversion**. The Company will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock and if at any time the number of authorized but unissued shares of Class A Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purpose.

7. **Miscellaneous**.

7.1 No Reissuance of Class B Common Stock. No share or shares of Class B Common Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Company shall be authorized to issue.

7.2 Preemptive Rights. No stockholder of the Company shall have a right to purchase shares of capital stock of the Company sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement between the Company and a stockholder.

ARTICLE VI

LIABILITY

1. To the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Section 1 of Article VI by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

2. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which General Corporation Law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Section 2 of Article VI shall not (a) adversely affect any right or protection of any director, officer or other agent of the Company existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Company with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE VII

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

1. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Restated Certificate.

2. The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Restated Certificate. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Restated Certificate.

3. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

4. Any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, will be signed by the holders of outstanding stock of the Company having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Company entitled to vote thereon were present and voted.

5. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Company may provide. The books of the Company may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Company.

6. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's

certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This Section 6 of Article VII shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. If any provision or provisions of this Section 6 of Article VII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section 6 of Article VII (including, without limitation, each portion of any sentence of this Section 6 of Article VII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 16th day of February, 2021.

/s/ Jonathan Ovadia

Jonathan Ovadia, Chief Executive Officer

BYLAWS
OF
AEXLAB INC.

ARTICLE I
OFFICES

Section 1.01 Offices. The address of the registered office Aexlab Inc. (hereinafter called the "**Corporation**") in the State of Delaware shall be at 16192 Coastal Highway, in the city of Lewes, County of Sussex, State of Delaware 19958 or in such other location as the Board of Directors of the corporation (the "**Board of Directors**") may from time to time determine or the business of the corporation may require.

Section 1.02 Books and Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the Delaware General Corporation Law. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
MEETINGS OF THE STOCKHOLDERS

Section 2.01 Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, or by means of remote communication, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section 2.02 Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section 2.03 Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board of Directors and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Section 2.04 Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 2.05 Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes

for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder's mailing address as it appears on the records of the corporation and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.06 List of Stockholders. The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.07 Quorum. Unless otherwise required by law, the Corporation's Certificate of Incorporation (the "**Certificate of Incorporation**") or these bylaws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.08 Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the president, or in his or her absence or inability to act, the Secretary, or, in his or her absence or inability to act, the person whom the president shall appoint, shall act as chairman of, and preside at, the meeting. The secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section 2.09 Voting; Proxies. Unless otherwise required by law or the Certificate of Incorporation the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation, or these bylaws, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 2.10 Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes, or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section 2.11 Written Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.11, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 2.12 Fixing the Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date,

which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting: (i) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery (by hand, or by certified or registered mail, return receipt requested) to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE III
BOARD OF DIRECTORS

Section 3.01 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these bylaws, or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02 Number; Term of Office. The number of directors shall be at least one and not more than ten, provided that the minimum or maximum number or both may be increased or decreased from time to time by an amendment to these Bylaws. Subject to any provision in the Articles of Organization fixing the number of directors, the exact number of directors shall be fixed, within such range, by a majority of the entire Board of Directors. Each director shall hold office until a successor is duly elected and qualified or until the director's earlier death, resignation, disqualification, or removal.

Section 3.03 Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, shall

be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director's death, resignation or removal.

Section 3.04 Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified. Verbal resignation shall not be deemed effective until confirmed by the director in writing or by electronic transmission to the Corporation.

Section 3.05 Removal. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section 3.06 Fees and Expenses. Directors shall receive such fees and expenses as the Board of Directors shall from time to time prescribe.

Section 3.07 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

Section 3.08 Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the chairman or the President on at least 24 hours' notice to each director given by one of the means specified in Section 3.11 hereof other than by mail or on at least three days' notice if given by mail. Special meetings shall be called by the chairman or the president in like manner and on like notice on the written request of any two or more directors.

Section 3.09 Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard.

Participation by a director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting.

Section 3.10 Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours' notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.11 Notices. Subject to Section 3.08, Section 3.10, and Section 3.12 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation, or these bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director's address as it appears on the records of the Corporation, facsimile, email, or by other means of electronic transmission.

Section 3.12 Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation, or these bylaws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section 3.13 Organization. At each meeting of the Board of Directors, the chairman or, in his or her absence, another director selected by the Board of Directors shall preside. The secretary shall act as secretary at each meeting of the Board of Directors. If the secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.14 Quorum of Directors. Except as otherwise permitted by the Certificate of Incorporation, these bylaws, or applicable law, the presence of a majority of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 3.15 Action by Majority Vote. Except as otherwise expressly required by these bylaws, the Certificate of Incorporation, or by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.16 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section 3.17 Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter, and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors co[illegible] business pursuant to this Article III.

ARTICLE IV
OFFICERS

Section 4.01 Positions and Election. The officers of the Corporation shall be elected annually by the Board of Directors and shall include a president, a treasurer, and a secretary. The Board of Directors, in its discretion, may also elect a chairman (who must be a director), one or more vice chairmen (who must be directors), and one or more vice presidents, assistant treasurers, assistant secretaries, and other officers. Any two or more offices may be held by the same person.

Section 4.02 Term. Each officer of the Corporation shall hold office until such officer's successor is elected and qualified or until such officer's earlier death, resignation, or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time, with or without cause, by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the president or the secretary. Any such resignation shall take effect at the time specified therein or, if

the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section 4.03 The President. The president shall have general supervision over the business of the Corporation and other duties incident to the office of president, and any other duties as may be from time to time assigned to the president by the Board of Directors and subject to the control of the Board of Directors in each case.

Section 4.04 Vice Presidents. Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the chairman of the Board of Directors or the president.

Section 4.05 The Secretary. The secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the president. The secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section 4.06 The Treasurer. The treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

Section 4.07 Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the president or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V
STOCK CERTIFICATES AND THEIR TRANSFER

Section 5.01 Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.

Section 5.02 Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 5.03 Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 5.04 Lost, Stolen, or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

Section 5.05 Drag-along.

(a) A "Sale of the Corporation" shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Corporation shares representing more than 50% of the outstanding voting power of the Corporation (a "Stock Sale") or (b) a transaction that qualifies as a Deemed Liquidation Event, as determined by the Corporation's Board of Directors. A "Deemed Liquidation Event" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, exclusive license, transfer, lease other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(b) In the event that the Corporation's Board of Directors and the requisite vote of the outstanding classes of stock entitled to vote on such matter approve a Sale of the Corporation, the stockholders hereby agrees with respect to the shares and the voting rights of the stockholder, if any:

a. in the event such transaction is to be brought to a vote at a stockholder meeting and to the extent any vote is solicited from stockholder, after receiving proper notice of any meeting of stockholders of the Corporation, to vote on the approval of a Sale of the Corporation, to be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

b. to vote (to the extent any vote is solicited from stockholder) (in person, by proxy or by action by written consent, as applicable) the shares in favor of such Sale of the Corporation and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Corporation to consummate such Sale of the Corporation;

c. to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Corporation;

d. to execute and deliver all related documentation and take such other action in support of the Sale of the Corporation as shall reasonably be requested by the Corporation or the Requisite Parties;

e. if the Sale of the Corporation is structured as a stock sale, to sell the same proportion of the shares as is being sold by the Requisite Parties, and on the same terms and conditions as the Requisite Parties;

f. not to deposit, and to cause the stockholder's affiliates not to deposit the shares owned by the stockholder affiliate in a voting trust or subject the shares to any arrangement or agreement with respect to the voting of the shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Corporation; and

g. if the consideration to be paid in exchange for the shares pursuant to this Section 5.05 includes any securities and due receipt thereof by the stockholder would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to the stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the shares Act, the Corporation may cause to be paid to the stockholder in lieu thereof, against surrender of the shares which would have otherwise been sold by the stockholder, an amount in cash equal to the fair value (as determined in good faith by the Corporation) of the securities which the stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the shares.

ARTICLE VI
INDEMNIFICATION

Section 6.01 Indemnification Generally. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. Any amendment, repeal or modification of this Section 6.01 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VII
GENERAL PROVISIONS

Section 7.01 Fiscal Year. The fiscal year of the Corporation shall begin on date of incorporation and end on December 31 of each year.

Section 7.02 Checks, Notes, Drafts, Etc. All checks, notes, drafts, or other orders for the payment of money of the Corporation shall be signed, endorsed, or accepted in the name of the Corporation by such officer, officers, person, or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 7.03 Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special

meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 7.04 Conflict with Applicable Law or Certificate of Incorporation. These bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

ARTICLE VIII
AMENDMENTS

Section 8.01 Amendments. These bylaws may be adopted, amended, or repealed or new bylaws adopted by the Board of Directors.